Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Borderfree, Inc.

at

$14.00 Per Share, Net in Cash,

by

BrickBreaker Acquisition Corp.

a direct wholly owned subsidiary of

Pitney Bowes International Holdings, Inc.

an indirect subsidiary of

Pitney Bowes Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 9, 2015 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 9, 2015), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of May 5, 2015 (the “Merger Agreement”), among Pitney Bowes Inc. (or any permitted successor thereto, “Parent”), a Delaware corporation, BrickBreaker Acquisition Corp. (or any permitted successor thereto, “Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Pitney Bowes International Holdings, Inc. (or any permitted successor thereto, “PBIH”), a Delaware corporation and an indirect subsidiary of Parent, and Borderfree, Inc., a Delaware corporation (“Borderfree”). Purchaser is offering to purchase all outstanding shares of common stock of Borderfree, par value $0.01 per share (“Shares”), at a price per Share of $14.00, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), and (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that there be validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares beneficially owned by Parent and its controlled affiliates, would represent one more Share than 50% of the sum of (i) all Shares then outstanding, plus (ii) all Shares that Borderfree may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants, or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer”. There is no financing condition to the Offer.

THE BOARD OF DIRECTORS OF BORDERFREE UNANIMOUSLY RECOMMENDS THAT BORDERFREE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board of Directors of Borderfree has unanimously adopted resolutions (i) determining and declaring that the Merger Agreement, the Offer, the Merger (as defined herein) and the other transactions contemplated therein are advisable and in the best interests of Borderfree’s stockholders, (ii) approving and declaring advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated therein, (iii) resolving to recommend that the stockholders of Borderfree accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger shall be consummated as soon as practicable following the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

May 12, 2015

IMPORTANT

Any stockholder of Borderfree wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with any certificates representing Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

Any stockholder of Borderfree may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders, Please Call Toll Free: (855) 251-9340

Email: borderfree.info@morrowco.com

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, NY 10020

Call toll free: (877) 364-0850

SUMMARY TERM SHEET

BrickBreaker Acquisition Corp. (or any permitted successor thereto, “Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Pitney Bowes International Holdings, Inc. (or any permitted successor thereto, “PBIH”), a Delaware corporation and an indirect subsidiary of Pitney Bowes Inc. (or any permitted successor thereto, “Parent”), a Delaware corporation, hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Borderfree, Inc., a Delaware corporation (“Borderfree”), at a price per Share of $14.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”). The following are answers to some of the questions you, as a stockholder of Borderfree, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred you, as this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you. In this Offer to Purchase, (i) unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser, (ii) “Merger Agreement” refers to the Agreement and Plan of Merger, dated as of May 5, 2015, among Parent, Purchaser and Borderfree, and (iii) “Pitney Bowes” refers collectively to Parent, PBIH and Purchaser.

Who is offering to buy my securities?

Our name is BrickBreaker Acquisition Corp., a Delaware corporation that was formed for the purpose of acquiring all of the outstanding Shares of Borderfree. We are a direct wholly owned subsidiary of PBIH, which is an indirect subsidiary of Parent. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent, PBIH and Purchaser”.

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Borderfree. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Borderfree. If the Offer is consummated, we and Parent are required, on the terms and subject to conditions set forth in the Merger Agreement, to consummate the Merger (as defined herein) as promptly as practicable after consummation of the Offer. Upon consummation of the Merger, Borderfree will become a direct wholly owned subsidiary of PBIH, which is an indirect subsidiary of Parent.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commission?

We are offering to purchase Shares at a price per Share of $14.00, net to the seller in cash, without interest (subject to adjustments from time to time on the terms and subject to the conditions set forth in the Merger Agreement), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. If you are the record holder of Shares and tender such Shares directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes, we have and will have sufficient resources available to us to make the payment of your shares. We estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $496 million, including related transaction fees and expenses. Parent and Purchaser anticipate funding these payments with cash on hand. See Section 9—“Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	we and Parent have cash on hand that will be sufficient to finance the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we expect to acquire any remaining outstanding Shares not purchased in the Offer for the Offer Price in cash in the Merger (subject to certain appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)); and

•	there is no financing condition to the completion of the Offer.

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer in accordance with the Merger Agreement, you will have until 12:00 midnight, New York City time, on June 9, 2015 (one minute after 11:59 p.m., New York City time, on June 9, 2015), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Borderfree nor Parent has terminated the Merger Agreement in accordance with its terms:

•	We must extend the Offer for one or more successive periods of ten business days each (or such shorter period as Parent and Borderfree may agree) if, at any then-scheduled expiration of the Offer, any of the conditions of the Offer (the “Offer Conditions”) are not satisfied or waived. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that there be validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares beneficially owned by Parent and its controlled affiliates, would represent one more Share than 50% of the sum of (i) all Shares then outstanding, plus (ii) all Shares that Borderfree may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants, or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof.

•	In addition, we must extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Stock Market (“NASDAQ”) or its staff applicable to the Offer.

•	We will not, however, be required to extend the Offer beyond November 5, 2015 (the “End Date”).

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1—“Terms of the Offer”.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition; and

•	the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

The Offer is also subject to other conditions set forth in this Offer to Purchase. There is no financing condition to the Offer. We can waive some of the conditions to the Offer without Borderfree’s consent. We cannot, however, waive or amend the Minimum Condition without Borderfree’s prior written consent. See Section 15—“Certain Conditions of the Offer”.

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) original share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•	If you are a record holder and you hold uncertificated Shares in book-entry form with Borderfree’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2— “Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”), and (3) any other documents required by the Letter of Transmittal.

•	If your original Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact Morrow & Co., LLC (the “Information Agent”) for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by July 10, 2015, you may withdraw them at any time after that date until we accept Shares for payment. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See Section 4—“Withdrawal Rights”.

How do I withdraw my previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. See Section 4—“Withdrawal Rights”.

Can holders of stock options participate in the Offer?

The Offer is only for Shares and not for any options to acquire Shares (“stock options”). If you hold vested but unexercised stock options granted under Borderfree’s equity compensation plans and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable Borderfree equity compensation plan and stock option award agreement and tender some or all of the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

As of the effective time of the Merger (the “Effective Time”), each outstanding stock option, whether vested or unvested or exercisable or unexercisable, will automatically and without any required action on your part, be canceled and converted into the right to receive (without interest) an amount in cash (less any applicable tax withholdings) equal to the product of (i) the excess, if any, of (a) the Offer Price over (b) the exercise price per share of such stock option, and (ii) the number of Shares underlying such stock option, payable in a lump sum no later than the second payroll period after the Effective Time.

Can holders of restricted stock units participate in the Offer?

The Offer is only for Shares and not for restricted stock units (“RSUs”). As of the Effective Time, all outstanding RSUs granted under Borderfree’s 2014 Stock Option and Incentive Plan (“2014 Plan RSUs”), whether vested or unvested, will be canceled and converted into the right to receive (without interest), an amount in cash (less applicable tax withholdings), equal to the product of the Offer Price and the number of Shares underlying such former 2014 Plan RSU immediately prior to the Effective Time, payable in a lump sum no later than the second payroll period after the Effective Time.

As of the Effective Time, all outstanding RSUs granted under Borderfree’s 2015 Stock Option Inducement Plan (“2015 Plan RSUs”), whether vested or unvested, will be canceled and converted into the right to receive (without interest) an unvested award representing the opportunity to receive an amount in cash (less applicable tax withholdings) equal to the product of the Offer Price and the number of Shares underlying such 2015 Plan RSU immediately prior to the Effective Time. Such award, however, will remain subject to the same vesting, forfeiture, time of payment and other relevant terms as in effect with respect to the 2015 Plan RSUs immediately before the Effective Time.

See Section 11—“The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards”.

What is the recommendation of the Borderfree Board with respect to the Offer?

The Board of Directors of Borderfree has unanimously adopted resolutions (i) determining and declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated therein are advisable and in the best interests of Borderfree’s stockholders, (ii) approving and declaring advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated therein, (iii) resolving to recommend that the stockholders of Borderfree accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

A more complete description of the reasons for the Borderfree Board’s approval of the Offer and the Merger is set forth in Borderfree Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Borderfree’s stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

Have any stockholders agreed to tender their Shares?

Concurrently with the execution of the Merger Agreement, Borderfree’s directors and executive officers holding Shares and certain other significant stockholders of Borderfree entered into tender and support agreements with Parent and Purchaser (collectively, the “Support Agreements”), pursuant to which they agreed, among other things, to tender their Shares into the Offer and to vote against any action, agreement or transaction involving Borderfree that is intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. As of May 5, 2015, these directors, executive officers and stockholders owned in the aggregate approximately 61% and beneficially owned in the aggregate approximately 62% of Borderfree’s outstanding Shares. The Support Agreements terminate upon the termination of the Merger Agreement in accordance with its terms. See also Section 11—“The Transaction Agreements”.

If the Offer is completed, will Borderfree continue as a public company?

No. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as soon as practicable following the purchase of Shares in the Offer. If the Merger takes place, Borderfree will no longer be publicly traded. Even if for some reason the Merger does not take place, if we purchase all Shares validly tendered and not properly withdrawn, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ or other securities exchanges, there may not be an active public trading market for the Shares and Borderfree may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer”.

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

Yes, so long as the conditions to the Merger are satisfied or waived. If we accept for payment all Shares properly tendered and not validly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into Borderfree, with Borderfree continuing as the surviving corporation. If the Merger takes place, PBIH will own 100% of Borderfree, and all of the remaining stockholders of Borderfree, other than any stockholders who properly demand appraisal rights, will have the right to receive an amount in cash (without interest) equal to the Offer Price, less any applicable withholding taxes. See the “Introduction” to this Offer to Purchase. See also Section 11—“The Transaction Agreements” and Section 15—“Certain Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger following the purchase of Shares in the Offer. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as promptly as practicable following the purchase of Shares in the Offer. As such, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See also Section 11—“The Transaction Agreements” and Section 12—“Purpose of the Offer; No Stockholder Approval; Plans for Borderfree”.

If I decide not to tender, how will the Offer and Merger affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, each of your Shares will be converted into the right to receive an amount in cash (without interest) equal to the Offer Price, less any applicable withholding taxes. You will have the right to receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer or the right to exercise your appraisal rights in connection with the Merger as more fully described below. Therefore, if the Merger takes place (and you do not exercise your appraisal rights), the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer”.

What is the market value of my Shares as of a recent date?

On May 4, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NASDAQ was $6.47.

On May 11, 2015, the last full trading day prior to commencement of the Offer, the closing sale price per Share reported on NASDAQ was $13.97. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6—“Price Range of Shares; Dividends”.

What are the U.S. federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined under Section 5—“Material United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in such Shares. See Section 5—“Material United States Federal Income Tax Consequences”.

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any U.S. federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of the Offer and the Merger.

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and stockholders of Borderfree who tender Shares in the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares will be entitled to exercise appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with applicable provisions of the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under applicable Delaware law.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of Borderfree desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

Who should I call if I have questions about the Offer?

You may call Morrow & Co., LLC., the Information Agent, toll free at (855) 251-9340, or via e-mail at borderfree.info@morrowco.com. Lazard Frères & Co. LLC is acting as the dealer manager (in such capacity, the “Dealer Manager”) in connection with the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Borderfree:

INTRODUCTION

BrickBreaker Acquisition Corp. (or any permitted successor thereto, “Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Pitney Bowes International Holdings, Inc. (or any permitted successor thereto, “PBIH”), a Delaware corporation and an indirect subsidiary of Pitney Bowes Inc. (or any permitted successor thereto, “Parent”), a Delaware corporation, hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Borderfree, Inc., a Delaware corporation (“Borderfree”), at a price per Share of $14.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 5, 2015, among Parent, Purchaser and Borderfree. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in Section 15—“Certain Conditions of the Offer”), and (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer”. There is no financing condition to the Offer.

Borderfree has advised Parent that, as of the close of business on May 4, 2015, (i) 32,066,998 Shares were issued and outstanding, and (ii) 4,748,584 Shares were reserved for future issuance, including (a) 257,622 Shares subject to issuance pursuant to stock options granted and outstanding under the U.S. Share Option Plan of Borderfree, Inc., (b) 568,974 Shares subject to issuance pursuant to stock options granted and outstanding under the Israeli Share Option Plan of Borderfree, Inc., (c) 1,574,546 Shares subject to issuance pursuant to stock options granted and outstanding under Borderfree’s 2011 Stock Option and Grant Plan, (d) 1,929,343 Shares subject to issuance pursuant to stock options and 30,000 Shares subject to issuance pursuant to restricted stock units, in each case, granted and outstanding under Borderfree’s 2014 Stock Option and Incentive Plan and any sub-plans thereunder, and (e) 388,099 Shares subject to issuance pursuant to restricted stock units granted and outstanding under Borderfree’s 2015 Stock Option Inducement Plan.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Borderfree has unanimously adopted resolutions (i) determining and declaring that the Merger Agreement, the Offer, the Merger and the other transactions contemplated therein are advisable and in the best interests of Borderfree’s stockholders, (ii) approving and declaring advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated therein, (iii) resolving to recommend that the stockholders of Borderfree accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iv) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) and that the Merger shall be consummated as soon as practicable following the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

A complete description of the reasons for the Borderfree Board’s approval of the Offer and the Merger (as defined below) will be set forth in Borderfree’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you with this Offer to Purchase.

Concurrently with the execution of the Merger Agreement, the directors and executive officers of Borderfree holding Shares and certain other significant stockholders of Borderfree entered into tender and support agreements with Parent and Purchaser (“Support Agreements”), pursuant to which they agreed, among other things, to tender their Shares into the Offer and to vote against any action, agreement or transaction involving Borderfree that is intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. As of May 5, 2015, these directors, executive officers and stockholders owned in the aggregate approximately 61% and beneficially owned in the aggregate approximately 62% of Borderfree’s outstanding Shares. The Support Agreements terminate upon the termination of the Merger Agreement in accordance with its terms.

The Merger Agreement provides that, subject to the conditions described in Section 11—“The Transaction Agreements,” Purchaser will be merged with and into Borderfree, with Borderfree continuing as the surviving corporation as a direct wholly owned subsidiary of PBIH, which is an indirect subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Effective Time”) the certificate of merger (the “Certificate of Merger”) is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Certificate of Merger. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $14.00 in cash, without interest, less any applicable withholding taxes, except for (i) Shares then held by Borderfree as treasury stock or held by Purchaser that were accepted for payment by Purchaser in the Offer, all of which will be canceled and retired and will cease to exist, and (ii) Shares that are held by any stockholder of Borderfree who properly demands appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of Borderfree’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will own at least the amount of Shares that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following the consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Parent and Borderfree will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of the stockholders of Borderfree in accordance with Section 251(h) of the DGCL. See Section 11—“The Transaction Agreements”.

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND BORDERFREE’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE BORDERFREE BOARD AND THE REASONS FOR THEIR RECOMMENDATION) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF BORDERFREE SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date of the Offer and not withdrawn as permitted under Section 4—“Withdrawal Rights”. The time, if any, at which Purchaser accepts for payment all Shares validly tendered, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer, is referred to as the “Acceptance Time”. The Offer will expire at 12:00 midnight, New York City time, on June 9, 2015 (one minute after 11:59 p.m., New York City time, on June 9, 2015), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Offer is conditioned upon the satisfaction of (i) the Minimum Condition, and (ii) the HSR Condition (as defined herein). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer”.

The Merger Agreement provides that so long as neither Borderfree nor Parent has terminated the Merger Agreement in accordance with its terms:

•	We must extend the Offer for one or more successive periods of ten business days each (or such shorter period as Parent and Borderfree may agree) if, at any then-scheduled expiration of the Offer, any of the conditions of the Offer (the “Offer Conditions”) are not satisfied or waived. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that there be validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares beneficially owned by Parent and its controlled affiliates, would represent one more Share than 50% of the sum of (i) all Shares then outstanding, plus (ii) all Shares that Borderfree may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants, or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof) (“Fully Diluted Shares”).

•	In addition, we must extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ or its staff applicable to the Offer.

•	We will not, however, be required to extend the Offer beyond November 5, 2015 (the “End Date”).

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 10, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of such withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2—“Acceptance for Payment and Payment for Shares”) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2—“Acceptance for Payment and Payment for Shares”) to be credited with the withdrawn Shares.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Conditions, other than the Minimum Condition, and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, unless otherwise provided by the Merger Agreement, Purchaser will not, without the prior written consent of Borderfree, (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose conditions to the Offer in addition to the Offer Conditions, (e) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (f) amend, modify or waive the Minimum Condition, or (g) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

The rights reserved by Purchaser as described in the preceding paragraph are in addition to Purchaser’s rights as described in Section 15—“Certain Conditions of the Offer”. Any delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement, if required by applicable regulations of the Securities and Exchange Commission. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights”. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. In connection with a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

Borderfree has provided Purchaser with Borderfree’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Borderfree’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement (or any other action by the stockholders of Borderfree) will be required in connection with the Merger. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as promptly as practicable following the consummation of the Merger. As such, we do not expect there to be a significant period of time between the purchase of Shares in the Offer and the consummation of the Merger.

All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, promptly on or following the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) original the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, the Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•	If you are a record holder and you hold uncertificated Shares in book-entry form with Borderfree’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required for the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. Shares may also be tendered if all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•	the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer and (3) any other documents required by the Letter of Transmittal; (B) if Shares being tendered are uncertificated, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal; and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder, and delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The valid tender of Shares pursuant to any of the procedures described herein and in the instructions to the Letter of

Transmittal will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, upon the terms and subject to the conditions of any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser, Borderfree, the Depositary, Morrow & Co., LLC (the “Information Agent”), Lazard Frères & Co. LLC (in its capacity as dealer manager in connection with the Offer, the “Dealer Manager”) or any other person is or will be under any duty to give notification of any defects or irregularities in tenders, or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

•	the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Borderfree’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Borderfree’s stockholders.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5—“Material United States Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see Section 5—“Material United States Federal Income Tax Consequences”.

4. Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 10, 2015.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares May Not be Rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Parent, Purchaser, Borderfree, the Depositary, the Information Agent, the Dealer Manager or any other person is or will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Borderfree whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships (or other entities treated as pass-through entities for U.S. federal income tax purposes) and persons who hold Shares through partnerships (or other such entities); (xii) persons that have a “functional currency” other than the U.S. dollar; and (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder (the “U.S. Treasury Regulations”) and administrative and judicial interpretations thereof. All of the foregoing is subject to change, possibly with retroactive effect, and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons” (as defined under the Code) has the authority to control all the substantial decisions of the trust, or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a “United States person”. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner, member or other owner in such partnership (or other such entity) will generally depend upon the status of the partner, member or other owner and upon the activities of the partnership (or other such entity). Partners, members or owners of partnerships (or other such entities) holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. Holders of Shares should consult such holders’ own tax advisors as to the particular tax consequences to each such holder of the Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If a U.S. Holder holds Shares as capital assets for U.S. federal income tax purposes, such holder will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received and such holder’s adjusted tax basis in such Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses against ordinary income is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments received with respect to Shares that a Non-U.S. Holder exchanges in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•	such holder’s gain, if any, on Shares is effectively connected with such holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to such holder’s permanent establishment in the United States), in which case (i) such holder will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. Holder (except that such holder should provide an IRS Form W-8ECI instead of an IRS Form W-9, as described below under “—Backup Withholding”) and (ii) if such holder is a corporation, such holder may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•

such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to

U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

Backup Withholding. All payments to which a holder of Shares would be entitled pursuant to the Offer or the Merger will be subject to backup withholding, unless such holder (i) is an exempt recipient; or (ii) provides a taxpayer identification number (“TIN”) and certifies that no loss of exemption from backup withholding has occurred. A U.S. Holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. A Non-U.S. Holder should generally submit an IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable IRS Form W-8) attesting to such holder’s foreign status in order to qualify as an exempt recipient.

If a holder of Shares does not provide a correct TIN, such holder may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against such holder’s U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, a holder may obtain a refund by filing a U.S. federal income tax return. All holders of Shares should consult such holders’ own tax advisors as to such holders’ qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares trade on NASDAQ under the symbol “BRDR”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2014
First Quarter	$20.00	$17.54
Second Quarter	18.08	11.01
Third Quarter	17.02	12.90
Fourth Quarter	12.72	6.97

Fiscal Year Ending December 31, 2015
First Quarter	$9.01	$5.70

On May 4, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NASDAQ was $6.47.

On May 11, 2015, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on NASDAQ was $13.97.

Borderfree has not paid any dividends since its initial public offering in 2014.

Stockholders are urged to obtain a current market quotation for Shares.

7. Certain Information Concerning Borderfree.

General. The following description of Borderfree and its business are taken from Borderfree’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “10-K”) and is qualified in its entirety by reference to the 10-K. Borderfree is a market leader in global ecommerce, operating a proprietary technology and services platform to enable U.S. retailers to transact with consumers in more than 100 countries and territories worldwide. Borderfree delivers a comprehensive cross-border ecommerce solution available through a single unified platform enabling retailers to capitalize on the large cross-border market opportunity. Borderfree’s customers, comprised of the retailers and brands that integrate its solution, use its highly scalable Borderfree platform to develop a seamless global ecommerce business across web, mobile and in-store channels to transact with international shoppers, whom Borderfree refers to as consumers. Borderfree manages all aspects of the international shopping experience, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage, and global logistics services, while maintaining the integrity of its customers’ brands and the consumer experience. Borderfree’s integrated cross-border solution enables retailers to begin selling internationally (typically within 90 days) without the need to invest in expensive infrastructure, software, in-house compliance expertise or international vendor relationships. In addition, as a result of Borderfree’s scale and experience in international ecommerce, it has amassed a substantial amount of data that enables it to provide actionable marketing and merchandising insights to its customers to help grow their global sales.

Borderfree is a Delaware corporation with its principal executive offices located at 292 Madison Avenue, 5th Floor, New York, NY 10017. The telephone number for Borderfree is (212) 299-3500.

Available Information. Borderfree is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Borderfree’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Borderfree’s securities, any material interests of such persons in transactions with Borderfree and other matters is required to be disclosed in proxy statements and periodic reports distributed to Borderfree’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Borderfree, who file electronically with the SEC. The address of that site is http://www.sec.gov. Borderfree also maintains an Internet website at http://www.borderfree.com. The information contained in, accessible from or connected to Borderfree’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Borderfree’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Borderfree contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent, the Dealer Manager or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Borderfree contained in such documents and records or for any failure by Borderfree to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. Borderfree provided Pitney Bowes with certain unaudited projections concerning Borderfree for the years 2015 through 2017, which are described under “Item 4. The Solicitation or Recommendation—Projected Financial Information” in Borderfree’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Borderfree’s stockholders with this Offer to Purchase (the “Projections”).

Pitney Bowes understands from Borderfree that except for quarterly and annual guidance, Borderfree does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. Borderfree has advised Pitney Bowes that the Projections were prepared by Borderfree’s management for internal use; were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or GAAP. Pitney Bowes has been advised by Borderfree that neither its independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summary of the Projections was included in Borderfree’s Schedule 14D-9 solely to give Borderfree stockholders access to certain financial projections that were made available to Borderfree’s Board of Directors and financial advisor and/or Pitney Bowes and were not included in Borderfree’s Schedule 14D-9 to influence a Borderfree stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

Borderfree has advised Pitney Bowes that the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Borderfree’s management. Borderfree has advised Pitney Bowes that because the projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Other important factors that may affect Borderfree’s actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, impact of competitive products and pricing, the effect of global economic conditions, fluctuations in foreign currency exchange rates, and other risk factors described in Borderfree’s SEC filings. In addition, Pitney Bowes has been advised by Borderfree that the Projections may be affected by Borderfree’s ability to achieve strategic goals, objectives and targets over the applicable period.

Borderfree has advised Pitney Bowes that there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in Borderfree’s Schedule 14D-9 should not be regarded as an indication that Borderfree or any of its affiliates, advisors or representatives considered or consider the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. Neither Pitney Bowes nor Borderfree, nor any of its or their respective affiliates, advisors, officers, directors or representatives, can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Borderfree has advised Pitney Bowes that it does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Pitney Bowes nor Borderfree, nor any of its or their respective affiliates, advisors, officers, directors or representatives, has made or makes any representation to any Borderfree stockholder or other person regarding the ultimate performance of Borderfree compared to the information contained in the Projections or that the Projections will be achieved. Borderfree has made no representation to Pitney Bowes, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, Borderfree stockholders are cautioned not to place undue, if any, reliance on the Projections.

Other Information. Borderfree also provided certain prospective financial information to Pitney Bowes, which Borderfree advised Pitney Bowes was prepared by Borderfree’s management and reviewed by Borderfree’s Board of Directors solely for the purposes of advocating for an increased offer price from Parent during the course of negotiations between the parties. This prospective financial information (the “Advocacy Information”) is described under “Item 4. The Solicitation or Recommendation—Other Information” in Borderfree’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Borderfree’s stockholders with this Offer to Purchase. Borderfree has advised Pitney Bowes that the Advocacy Information was based on numerous assumptions and did not include risk adjustments related to achieving any of the opportunities presented in the Advocacy Information, including projected market conditions, contract terms, customer and consumer adoption rates and other matters. Borderfree has advised Pitney Bowes that any additional, incremental upside opportunities financial metrics presented in the Advocacy Information was not prepared by Borderfree’s management with a view toward public disclosure. The inclusion of the Advocacy Information in Borderfree’s

Schedule 14D-9 should not be regarded as an indication that Borderfree or any of its affiliates, advisors or representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.

8. Certain Information Concerning Parent, PBIH and Purchaser.

General. Purchaser is a Delaware corporation with its principal offices located at 3001 Summer Street, Stamford, CT 06926. The telephone number of Purchaser is (203) 356-5000. Purchaser is a direct wholly owned subsidiary of PBIH, and an indirect subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of Borderfree and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

PBIH is a Delaware corporation with its principal offices located at 3001 Summer Street, Stamford, CT 06926. The telephone number of PBIH is (203) 356-5000. PBIH is an indirect subsidiary of Parent and is a holding company for the majority of the non-U.S. subsidiaries and certain U.S. subsidiaries of Parent.

Parent is a Delaware corporation with its principal offices located at 3001 Summer Street, Stamford, CT 06926. The telephone number of Parent is (203) 356-5000.

Parent is a global technology company offering innovative products and solutions that enable commerce in the areas of customer information management, location intelligence, customer engagement, shipping and mailing, and global ecommerce. Parent’s business is organized around three distinct sets of solutions: Small and Medium Business (SMB) Solutions, Enterprise Business Solutions and Digital Commerce Solutions (DCS).

Parent is a global leader in providing a full range of mailing equipment, software, supplies and support services that enable its clients to efficiently create mail and evidence postage. Parent segments the SMB Solutions group between its North America operations, comprising the U.S. and Canadian businesses, and its International operations, comprising all other SMB businesses globally. Parent is a leading provider of postage meters and has over 900,000 meters installed in North America and over 300,000 meters installed elsewhere. The SMB Solutions Group is characterized by a high level of recurring revenue driven by rental, lease and loan arrangements, contract support services and supplies sales.

Parent’s Enterprise Business Solutions group includes equipment and services that enable large enterprises to process inbound and outbound mail. Parent segments the Enterprise Business Solutions group between its Production Mail operations and Presort Services operations. Parent’s product and service offerings enable clients to integrate all areas of print and mail into an end-to-end production environment from message creation to dispatch while realizing cost savings on postage. The core products within the Production Mail segment include high-speed, high-volume inserting equipment, customized sortation products for mail and parcels and high-speed digital color printing systems that create high-value, relevant and timely communications targeted to our clients’ customers. Parent is a national outsource provider of mail presort services for first-class, standard-class and flat mail in the U.S. and a workshare partner of the United States Postal Service (USPS). Parent’s Presort Services network provides mailers with end-to-end solutions from pick up at their location to delivery into the postal system. Approximately 90 billion pieces of mail are processed annually by third parties like Parent or through in-house operations. Through Parent’s network of 32 U.S. locations, and with its fully customized proprietary technology, it processes approximately 15 billion pieces of mail annually and is able to expedite mail delivery and optimize postage savings for its clients. Parent’s client volumes represent less than 25% of all automated first-class, standard-class and flat mail.

Parent provides a broad range of solutions, including customer information management, location intelligence, customer engagement, shipping management and global ecommerce. These solutions are primarily delivered as traditional software licenses, enterprise platforms, software-as-a-service (SaaS) and on-demand applications. The DCS segment is dependent on a relatively small number of clients and business partners for a large portion of its revenue. Customer information management solutions help businesses harness and deliver a deep and broad understanding of their customers and their context such as location, relationships, propensity, sentiment and influence. The trusted data and associated insights allow Parent’s clients to deliver a personalized customer experience across multiple channels, manage risk and compliance, and improve sales, marketing and service effectiveness. Parent is one of the market leaders in the data quality segment. Large corporations and government agencies rely on Parent’s products in very complex, high-volume, transactional environments to support their business processes. Location intelligence solutions enable Parent’s clients to organize and understand the complex relationships between location, geographic and other forms of data to drive business decisions and customer experiences. Parent’s location intelligence solutions use predictive analytics, location, geographic and socio-demographic characteristics, which enable Parent’s clients to harness the power of location to better serve their customers, solve business problems, deliver location-based services and ultimately drive business growth. Customer engagement solutions provide clients with insight and understanding into customer behavior and interactions across the entire customer lifecycle, enabling them to orchestrate impactful, relevant and timely physical and digital interactions. When coupled with Parent’s inserting, sortation and digital print products, Parent is able to provide clients an all-inclusive solution that enables them to create, print and distribute widespread targeted customer communications. Parent’s customer engagement solutions enable its clients to create connected experiences that positively influence future consumer behavior and generate business growth. Shipping management solutions enable clients to reduce transportation and logistics costs, select the best carrier based on need and cost, improve delivery times and track packages in real-time. Parent also offers scalable global logistics management systems that can be integrated into mail centers, as well as desktop and production shipping environments. Global ecommerce solutions enable full transparency of the fully landed costs by quoting duty, taxes and shipping at checkout, compliance with all import/export complexities, restrictions, regulations and documentation requirements and provide reliable tracking information. Parent’s global ecommerce software platform is currently utilized by over 40 direct merchants and a major online marketplace enabling millions of parcels to be shipped to over 60 countries from the U.S. and more than 15 countries from the U.K. Parent also offers targeted direct and digital marketing programs to large advertisers that enable them to connect with movers. Through a contract with the USPS, Parent, through its subsidiary, Imagitas, Inc. (“Imagitas”), produces a “Movers’ Guide” in both printed and digital format and a “Welcome Kit” in printed format with targeted advertisers’ coupons for movers. Parent also offers digital advertising programs through MyMove.com, a move-related website that Imagitas owns and operates. On May 11, 2015, Parent agreed to sell to Red Ventures Holdco, LP, a leading marketing technology and services company, Imagitas for $310 million in cash, subject to certain adjustments.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Parent, PBIH and Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Parent, PBIH or Purchaser or, to the best knowledge of Parent, PBIH and Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchaser and Schedule I hereto, (i) none of Parent, PBIH, Purchaser, any majority-owned subsidiary of Parent, PBIH or Purchaser or, to the best knowledge of Parent, PBIH and Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (ii) none of Parent, PBIH, Purchaser or, to the best knowledge of Parent, PBIH and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. As of the date hereof, Parent, PBIH and Purchaser do not beneficially own of record any Shares.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, PBIH, Purchaser or, to the best knowledge of Parent, PBIH and Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Borderfree, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Pursuant to a Master Services Agreement dated as of March 12, 2012 (as amended, the “Master Services Agreement”), by and between Parent and FiftyOne, Inc. (as predecessor to Borderfree, Inc.), Parent provided Borderfree with duty and tax quotation services for merchandise sold by Borderfree’s retailer clients into a variety of international jurisdictions. The services provided by Parent to Borderfree pursuant to the agreement had an approximate value of $3 million to $5 million per year. The agreement expired as of March 31, 2015. Except as described above and as otherwise set forth in this Offer to Purchase, none of Parent, PBIH, Purchaser or, to the best knowledge of Parent, PBIH and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Borderfree or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, PBIH or Purchaser or any of their subsidiaries or, to the best knowledge of Parent, PBIH and Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and Borderfree or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent, PBIH and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning (800) SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon Purchaser or Parent obtaining financing to fund the purchase of Shares pursuant to the Offer and the Merger. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) we and Parent have cash on hand that will be sufficient to finance the payments to be made in the Offer and the Merger, (iii) the Offer is to purchase all issued and outstanding Shares, (iv) if the Offer is consummated, then we will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL) and (v) there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer.

Parent and Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $496 million, including related transaction fees and expenses. Parent will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger.

10. Background of the Offer; Past Contacts or Negotiations with Borderfree.

From time to time in the ordinary course of business, Parent evaluates various business opportunities in an effort to enhance stockholder value and to complement its existing businesses. As part of this process, Parent identified Borderfree as a potential business partner to expand its digital commerce businesses.

In the fall of 2014, Mr. Craig Reed, Senior Vice President, Global Ecommerce at Parent, had discussions with Mr. Michael DeSimone, Chief Executive Officer of Borderfree, in connection with the pending expiration of the Master Services Agreement between Parent and Borderfree and possibilities for a business partnership or other collaboration between Parent and Borderfree. At that time, Parent also became interested in pursuing an acquisition of Borderfree, and on November 17, 2014, the investment committee of Parent’s management team approved the active pursuit of an acquisition of Borderfree.

On November 18, 2014, Mr. Reed met with Mr. DeSimone to discuss a potential business arrangement, pursuant to which Parent would provide a full service logistics and/or landed cost service to Borderfree.

On November 20, 2014, Mr. Jeff Brennan, Vice President of Corporate Development and Strategy of Parent, spoke with Mr. DeSimone and introduced the possibility of a strategic transaction involving Parent and Borderfree. Mr. DeSimone indicated that Borderfree’s Board viewed Borderfree’s stock as being undervalued by the market and that Borderfree was not at that time looking to be acquired. Mr. Brennan articulated Parent’s view that there was a strategic fit between the companies and requested that Parent be permitted to engage in very limited, high level due diligence that would allow Parent to further evaluate a potential strategic transaction. Mr. DeSimone indicated that without an indication of value, Borderfree had no interest in providing Parent with anything more than an opportunity to perform minimal due diligence. Following this telephone discussion, Mr. Brennan sent Mr. DeSimone a list of high level due diligence questions.

On December 4, 2014, Mr. DeSimone requested that Parent provide Borderfree a draft of a confidentiality agreement to be entered into between Parent and Borderfree.

On December 10, 2014, Mr. Brennan contacted Mr. DeSimone to reaffirm Parent’s interest in a potential strategic transaction with Borderfree. On December 16, 2014, Parent sent a draft confidentiality agreement to Mr. DeSimone.

On December 23, 2014, Parent’s Board of Directors held a meeting at which it reviewed a possible transaction between Parent and Borderfree and directed management to continue exploring a potential acquisition of Borderfree.

On January 12, 2015, Parent and Borderfree entered into a confidentiality agreement containing a customary “standstill” provision that would terminate if Borderfree entered into a definitive agreement with a third party to effect a business combination. On the same day, Parent provided an initial due diligence request list to representatives of Borderfree.

On February 10, 2015, Parent sent Borderfree a written, non-binding proposal to acquire Borderfree for between $10 and $11 per share in cash (the “Initial Proposal”). The Initial Proposal was subject to completion of due diligence, negotiation of a definitive merger agreement, and receipt of all necessary internal approvals by Parent. The Initial Proposal also requested an exclusive negotiation period for a 30-day period.

On February 13, 2015, Parent received a phone call from members of Borderfree’s management team, including Mr. DeSimone and Borderfree’s Vice President of Corporate Development, Mr. Dean Gels, conveying the Borderfree Board’s preliminary reaction to the Initial Proposal. They relayed to Parent that Borderfree’s Board of Directors had preliminarily concluded that the Initial Proposal was an inadequate valuation of Borderfree, but indicated that its Board would be engaging a financial advisor to assist it in more thoroughly evaluating the proposal.

In the afternoon of February 27, 2015, members of Borderfree’s management team, including Mr. DeSimone and Mr. Gels, again conveyed to Mr. Brennan the position of Borderfree’s Board of Directors with respect to the Initial Proposal, that the Borderfree Board would be engaging a financial advisor to assist it in more thoroughly evaluating the proposal and that the Board was open to a continued dialogue between the parties. The representatives of Parent advised Borderfree’s representatives that the Parent team would caucus internally and thereafter provide Borderfree’s representatives with a request for specific information that would assist Parent in understanding Borderfree’s business and growth prospects.

On March 6, 2015, Mr. Brennan, Mr. Reed and other members of Parent’s corporate development team and Global Ecommerce business unit met with members of Borderfree’s management team, including Mr. DeSimone, Mr. Gels and Borderfree’s Chief Financial Officer. At this meeting, Borderfree’s representatives provided Parent with an overview of Borderfree’s business and the parties discussed potential synergies that might result from a combination of the two companies.

On March 20, 2015, representatives from Citigroup Global Markets Inc. (“Citigroup”), financial advisor to Borderfree, and members of Borderfree’s management team, including Mr. DeSimone, met with representatives of Parent, including representatives from Parent’s financial advisor, Lazard Frères & Co. LLC (“Lazard”). At this meeting, Borderfree’s representatives provided Parent with an overview of Borderfree’s business, technology platform, logistics network and key financial metrics and organizational structure. The representatives also discussed potential synergies that might result from a combination of the businesses.

On March 23, 2015, Mr. Marc Lautenbach, President and Chief Executive Officer of Parent, and Mr. Michael Monahan, Executive Vice President – Chief Operating Officer and Chief Financial Officer of Parent, had dinner with Mr. DeSimone. Their conversation over dinner was general in nature and included a discussion of the cultural fit between the two companies as well as Parent’s strategic rationale for pursuing the transaction. Neither Parent’s representatives nor Borderfree’s representatives made any proposals during this dinner or otherwise discussed the specific terms of a potential strategic transaction.

On April 1, 2015, representatives of Citigroup hosted a call with members of Parent’s corporate development team and Global Ecommerce business unit. Representatives of Lazard also participated on the call. The presentation included the trading performance of Borderfree’s stock, risks to Borderfree’s business resulting from currency exchange rate volatility, strategic opportunities potentially realizable by Borderfree in the future and synergy opportunities that might be available in the proposed combination with Parent, as well as a review of other key financial highlights. During this meeting, Citigroup provided certain confidential, non-public information to Parent, including Borderfree’s then current internal management forecast for 2015-2017 and the incremental upside opportunities. Following the meeting, a representative of Parent contacted Mr. DeSimone and representatives of Citigroup to discuss additional meetings that Parent wished to schedule and information that Parent was requesting in order to further evaluate a potential strategic transaction with Borderfree.

On April 8, 2015, representatives of Citigroup reviewed with representatives of Lazard the preliminary operating results for Borderfree’s 2015 first quarter and provided Lazard with updated 2015-2017 management forecast that reflected these preliminary operating results, which did not materially differ from the forecast provided to Parent on April 1, 2015.

On April 10, 2015, representatives of Citigroup spoke with representatives of Lazard. The representatives discussed next steps and when Borderfree might expect to receive feedback regarding the April 1, 2015 meeting from Parent.

On April 13, 2015, at a meeting of Parent’s Board of Directors, members of Parent’s management, together with representatives of Lazard, reviewed with the Board the status of the discussions with Borderfree regarding the potential acquisition by Parent of Borderfree. At the meeting, Parent’s Board of Directors authorized Parent’s management to pursue and negotiate the potential acquisition of Borderfree by Parent.

On April 14, 2015, Parent sent Borderfree a written, non-binding proposal to acquire Borderfree for $12 per share in cash (the “April 14 Proposal”). The April 14 Proposal was otherwise substantially identical to the Initial Proposal, except that it provided for a 14 day exclusive negotiation period. On the same day, at the direction of Parent, representatives of Lazard spoke with representatives of Citigroup and discussed Parent’s perspectives on valuation of Borderfree in support of its April 14 Proposal.

On April 19, 2015, representatives of Citigroup telephoned Lazard and informed them that Borderfree’s Board had authorized Citigroup to convey to Parent a counterproposal of $16 per share in cash for Borderfree. Citigroup also provided Lazard’s representatives with additional written terms for a strategic transaction between the parties, including terms providing for the following: (i) a customary two-step, all-cash transaction governed by Section

251(h) of the Delaware General Corporation Law; (ii) if on any scheduled expiration date any of the Offer conditions were not satisfied, Parent would be required to extend the Offer until such conditions were either satisfied or waived, provided that Parent would not be required to extend the Offer beyond a specified end date; (iii) the Offer would contain customary closing conditions, including that, generally, at least a majority of the outstanding shares of Borderfree common stock have been validly tendered and not withdrawn in the Offer and required regulatory approvals have been obtained; (iv) the treatment of outstanding Borderfree equity awards consistent with Borderfree equity award plans; (v) a customary definition of “material adverse effect” as used to qualify certain representations and warranties of Borderfree contained in the merger agreement; (vi) customary operating covenants between signing and closing; (vii) the parties would use their reasonable best efforts to obtain all necessary regulatory approvals; (viii) customary provisions for the provision of continued benefits to Borderfree employees; (ix) customary “deal protection” provisions that would permit Borderfree to engage in discussions and negotiations with a third party that makes an unsolicited proposal to acquire Borderfree, together with an ability of the Borderfree Board under certain circumstances to withdraw its recommendation of the Parent transaction to accept a superior transaction, subject to customary “matching” rights for Parent; and (x) a termination fee equal to 2% of the equity value of the transaction, payable by Borderfree to Parent under certain customary circumstances, including if Parent terminates the merger agreement as a result of the Borderfree Board withdrawing its recommendation of the Parent transaction.

On April 20, 2015, representatives of Citigroup updated Lazard with respect to the operating results for Borderfree’s 2015 first quarter performance.

On April 21, 2015, following discussions between Lazard and Messrs. Monahan and Brennan, representatives of Lazard spoke with representatives of Citigroup by telephone. On this call, at the direction of Parent, Lazard’s representatives indicated that Parent was willing to increase its offer price to $12.75. The representatives of Citigroup communicated to the representatives of Lazard its belief that the increased share price would not be acceptable to Borderfree’s Board. Later on the same day, after conferring with Messrs. Monahan and Brennan, and at the direction of Parent, the representatives of Lazard conveyed to the representatives of Citigroup that Parent was willing to increase its offer price to $13.00.

On April 22, 2015, Borderfree rejected the proposal and conveyed to Parent that Borderfree remained open to having an ongoing dialogue and made a counterproposal of $15 per share in cash.

On April 23 - 24, 2015, Parent’s management team, including Messrs. Lautenbach, Monahan and Brennan, conferred with representatives of Lazard and directed Lazard to convey to Citigroup that Parent was willing to increase its offer price to $14 per share and that such increased offer was its best and final.

At the direction of Parent, on April 24, 2015, representatives of Lazard spoke with representatives of Citigroup by telephone and on the call indicated that Parent was willing to increase its offer price to $14, that this offer was Parent’s best and final and that Parent was in a position to complete confirmatory due diligence within approximately one week. The representatives of Lazard also advised Citigroup that although Parent would not respond to Borderfree’s additional written terms, Parent anticipated that all of the terms outlined by Citigroup could be negotiated in a manner that would be satisfactory to each of the parties. The representatives of Lazard indicated, however, that Parent would require a higher termination fee, to be discussed by the parties if discussions continued. In this conversation, the Citigroup representatives inquired as to whether Parent would seek to enter into any particular employment arrangements with key personnel of Borderfree. After conferring with representatives of Parent, representatives of Lazard subsequently responded that Parent did not anticipate requiring any such arrangements as a condition to execution of a definitive transaction agreement.

On April 27, 2015, Mr. Lautenbach had a telephonic discussion with Mr. DeSimone, who made a counter proposal of $14.25 per share in cash. Parent’s Chief Executive Officer informed Mr. DeSimone that $14 per share in cash was Parent’s highest and best price and that Parent was prepared to move expeditiously to negotiate and sign a definitive agreement to effect the transaction.

In the afternoon of April 28, 2015, representatives of Citigroup informed the representatives of Lazard that Borderfree would proceed with a transaction with Parent at $14.00 per share.

On April 29, 2015, Borderfree and Parent executed a customary exclusivity agreement pursuant to which the parties agreed to negotiate exclusively, provided that either party was permitted to terminate the agreement with one business day’s prior notice at any time after 4:00 p.m. on May 5, 2015. On the same day, Parent’s outside legal counsel, Cravath, Swaine & Moore LLP (“Cravath”) received an initial draft of a merger agreement from Goodwin Procter LLP (“Goodwin Procter”), legal advisors to Borderfree. The draft merger agreement was generally consistent with the terms provided by Citigroup to Lazard on April 19, 2015.

On April 29, 2015, the Executive Committee of the Board of Directors of Parent held a meeting, at which it formally approved and authorized the acquisition by Parent of all of the issued and outstanding capital stock of Borderfree for a purchase price of up to $14.00 in cash per share.

During the period between April 29, 2015 and May 5, 2015, Parent and Borderfree held a series of in person and telephone due diligence sessions and representatives of Parent completed their due diligence investigation of Borderfree.

On April 30, 2015, Borderfree provided Parent with access to an electronic data room for the purpose of permitting Parent to conduct confirmatory due diligence on Borderfree’s business and operations. On the same day, Cravath provided Goodwin Procter with comments on the draft merger agreement, as well as a draft tender and support agreement to be entered into between Parent and executive officers and directors of Borderfree who hold Borderfree shares and certain other significant stockholders of Borderfree.

On May 1, Goodwin Procter provided Cravath with a form of employment agreement which memorialized the terms previously approved by Borderfree’s compensation committee in July 2014.

From May 2 to May 5, 2015, Cravath and Goodwin Procter exchanged drafts of the merger agreement, tender and support agreement and employment agreements between Borderfree and certain individuals, including Michael DeSimone, Edwin A. Neumann, Brian Singh Dhatt, Michael J. Ganci and Kris Green. Throughout the day on May 4 and May 5, 2015, Cravath, Goodwin Procter, Lazard and Citigroup also had various telephonic meetings to negotiate the unresolved issues in the merger agreement and tender and support agreements, as well as to finalize Parent’s confirmatory due diligence.

On May 5, 2015, the Merger Agreement and the Support Agreements were executed by the parties thereto, Borderfree entered into employment agreements with certain individuals, including Michael DeSimone, Edwin A. Neumann, Brian Singh Dhatt, Michael J. Ganci and Kris Green (which employment agreements are described in Section 11—“The Transaction Agreements—The Employment Agreements” of this Offer to Purchase), Parent issued a press release announcing the execution of the Merger Agreement, and Borderfree issued a press release announcing its 2015 first quarter results of operations and the execution of the Merger Agreement.

11. The Transaction Agreements.

The following are summaries of the material terms of the Merger Agreement, the Support Agreements, Confidentiality Agreement (as defined below) and the Employment Agreements (as defined below). They have been included to provide investors and stockholders with information regarding the terms of such agreements. The summaries not intended to provide any other factual information about Borderfree, its stockholders or executives, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of such agreements, were made solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the agreements and described in the following summary were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the agreements, which subsequent information may or may not be fully reflected in this Offer to Purchase or the parties’ public disclosures. Investors are not third-party beneficiaries under the agreements. Accordingly, investors are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of Borderfree, Parent, Purchaser, any of their respective subsidiaries or affiliates, or any other party.

The following summaries of the Merger Agreement, the Support Agreements, the Confidentiality Agreement and the Employment Agreements do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC (or, in the case of the Employment Agreements, by Borderfree as exhibits to the Borderfree Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC), and may be examined and copied as set forth in Section 8—“Certain Information Concerning Parent, PBIH and Purchaser”. For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in no event later than ten business days) after the date of the Merger Agreement. The obligations of Purchaser to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Purchaser if permitted under the Merger Agreement, of the offer conditions described in Section 15—“Certain Conditions of the Offer” (the “Offer Conditions”). Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition, and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, unless otherwise provided by the Merger Agreement, Purchaser will not, without the prior written consent of Borderfree (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose conditions to the Offer in addition to the Offer Conditions, (e) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (f) amend, modify or waive the Minimum Condition, or (g) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on June 9, 2015 (one minute after 11:59 p.m., New York City time, on June 9, 2015), which is 20 business days after the commencement of the Offer. Subject to the parties’ termination rights described below under “Termination” and Purchaser’s right to waive any Offer Condition other than the Minimum Condition, Purchaser must (i) extend the Offer on one or more occasions, in consecutive increments of up to ten business days (or such shorter period as Parent and Borderfree may agree) each if, at any then-scheduled expiration of the Offer, any Offer Condition (other than the Minimum Condition) has not been satisfied or waived, until such time as each such condition has been satisfied or waived, and (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ or its staff applicable to the Offer. Notwithstanding the foregoing, Purchaser will not be required to extend the Offer beyond the End Date.

The Merger Agreement further provides that, upon the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept for payment, and pay for, all Shares that Purchaser becomes obligated to purchase pursuant to the Offer promptly on or after the Expiration Date (as it may be extended and re-extended in accordance with the Merger Agreement). Acceptance for payment of Shares by Purchaser pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time”.

The Merger. The Merger Agreement provides that, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL, at the Effective Time (as defined below), Purchaser will be merged with and into Borderfree, the separate corporate existence of Purchaser will cease, and Borderfree will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”). Subject to the satisfaction or, if permissible, waiver of the conditions set forth in the Merger

Agreement, the closing of the Merger (the “Closing”) will take place at 9:00 a.m. Eastern time as soon as practicable following the Offer Acceptance Time, or at such other place, time and date as will be agreed in writing by the parties (the “Closing Date”). Concurrently with the Closing, Borderfree, Parent and Purchaser will cause to be filed with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger as provided under the DGCL (the “Certificate of Merger”). The Merger will become effective upon the date and time at which the Certificate of Merger has been duly filed or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being referred to as the “Effective Time”). The Merger will be governed by Section 251(h) of the DGCL. The parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time, without a meeting of the Borderfree stockholders pursuant to Section 251(h) of the DGCL.

Organizational Documents, Directors and Officers of the Surviving Corporation. The Merger Agreement provides that at the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation will be amended and restated to be identical to the certificate of incorporation and bylaws of Purchaser, as in effect immediately prior to the Effective Time, except that all references to the name of Purchaser will be replaced with references to Borderfree, Inc. Until their successors are duly elected or appointed and qualified, or until their earlier resignation or removal, (i) the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and (ii) the officers of Borderfree immediately prior to the Effective Time will be the officers of the Surviving Corporation.

Effect of the Merger on Capital Stock.

At the Effective Time:

•	each issued and outstanding Share (except for (i) Shares then held by Borderfree as treasury stock or shares held by Purchaser that were accepted for payment by Purchaser in the Offer, and (ii) Shares that are held by any stockholder of Borderfree who properly demands appraisal rights pursuant to Section 262 of the DGCL (such Shares, the “Excluded Shares”)) will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes;

•	each Share held by Borderfree as treasury stock or held by Purchaser that was accepted for payment by Purchaser in the Offer will be automatically canceled and retired and will cease to exist, and no consideration or payment will be delivered in exchange therefor; and

•	each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

As of the Effective Time, each certificate (a “Certificate”) formerly representing any of the Shares and each non-certificated Share represented by book entry (a “Book Entry Share”) (other than in each case Excluded Shares) will thereafter represent only the right to receive the Merger Consideration, without interest.

Treatment of Equity Awards. As of the Effective Time, all stock options outstanding at the Effective Time, whether vested or unvested or exercisable or unexercisable, will be canceled and converted into the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the excess, if any, of the Offer Price over the per Share exercise price of such option multiplied by the total number of Shares subject to such option, payable in a lump sum no later than the second payroll period after the Effective Time.

As of the Effective Time, all restricted stock units granted under Borderfree’s 2014 Stock Option and Incentive Plan (“2014 Plan RSUs”) outstanding at the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive (without interest), an amount in cash (less applicable tax withholdings), equal to the product of the Offer Price and the number of Shares underlying such former 2014 Plan RSU immediately prior to the Effective Time, payable in a lump sum no later than the second payroll period after the Effective Time.

As of the Effective Time, all restricted stock units granted under Borderfree’s 2015 Stock Option Inducement Plan (“2015 Plan RSUs”) outstanding at the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive (without interest) an unvested award representing the opportunity to receive an amount in cash (less applicable tax withholdings) equal to the product of the Offer Price and the number of Shares underlying such 2015 Plan RSU immediately prior to the Effective Time and such award will remain subject to the same vesting, forfeiture, time of payment and other relevant terms as in effect immediately before the Effective Time.

Representations and Warranties. In the Merger Agreement, Borderfree has made customary representations and warranties to Parent and Purchaser, which are subject to the disclosure letter to the Merger Agreement and to certain disclosure in Borderfree’s SEC filings prior to the date of the Merger Agreement, including representations relating to: due organization; subsidiaries; certificate of incorporation and bylaws; capitalization; SEC filings; financial statements; absence of certain changes; title to assets; real property; equipment; intellectual property; contracts; liabilities; compliance with laws; regulatory matters; privacy policies; certain business practices; tax matters; employee matters; benefit plans; labor matters; environmental matters; insurance; transactions with affiliates; legal proceedings; orders; authority; the binding nature of the Merger Agreement; non-applicability of Section 203 of the DGCL; the lack of necessity of a stockholder vote; non-contravention; consents; fairness opinion; financial advisor; clients; other business relationships; disclosure; and Exchange Act Rule 14d-10 matters.

Some of the representations and warranties in the Merger Agreement made by Borderfree are qualified by “materiality” or “Material Adverse Effect”. For purposes of the Merger Agreement, “Material Adverse Effect” means any change, event, occurrence or effect, individually or in the aggregate, that has or would reasonably be expected to have a material adverse effect on (i) the assets, liabilities, business, financial condition or results of operations of Borderfree and its subsidiaries, taken as a whole, or (ii) the ability of the Borderfree to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), excluding, with respect to clause (i) only, any such adverse effect resulting from or arising out of: (a) the announcement or pendency of the Offer or the Merger (including any loss of or adverse change in the relationship of Borderfree and its subsidiaries with their respective employees, contractors, customers, partners, or suppliers related thereto); (b) the identity of Parent or any of its affiliates as the acquirer of Borderfree; (c) general economic, financial market or political conditions; (d) general conditions in the industry in which Borderfree and its subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (e) any changes (after the date of the Merger Agreement) in GAAP or applicable law (or interpretations thereof); (f) any adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy by any governmental body, or any panel or advisory body empowered or appointed thereby, in each case, after the date of the Merger Agreement; (g) the taking of any specific action, or refraining from taking any specific action, in each case at the request of Parent; (h) any stockholder litigation relating to the Merger Agreement, the Offer, the Merger or any related transaction; (i) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the Merger Agreement; or (j) any failure by Borderfree to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of Shares (provided, however, that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether a Material Adverse Effect has occurred); provided, further, in the case of clauses (c), (d), (e), (f) and (i) such effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect has had or would reasonably be expected to have a disproportionate adverse effect on Borderfree and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Borderfree and its subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

Additionally, the Merger Agreement provides that Borderfree has represented that the Borderfree Board of Directors (at a meeting duly called and held) has unanimously (i) determined and declared that the Merger Agreement and the Offer, the Merger and any other transaction contemplated therein are in the best interests of

Borderfree’s stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated therein in accordance with the requirements of the DGCL, (iii) resolved to recommend that the stockholders of Borderfree accept the Offer and tender their Shares pursuant to the Offer (the “Borderfree Board Recommendation”), (iv) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following Offer Acceptance Time, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger, the Merger Agreement, the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements not to be subject to any state anti-takeover law that might otherwise apply to the Transactions. As of the date of the Merger Agreement, these resolutions were not rescinded, modified or withdrawn in any way.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Borderfree, including representations relating to: due organization; the status of Purchaser; power and authority; binding nature of the Merger Agreement; non-contravention; consents; SEC disclosure; absence of litigation; sufficiency of funds; and ownership of Borderfree Shares.

Conduct of Business. The Merger Agreement provides that, during the period from the execution of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement (the “Pre-Closing Period”) except (i) as required or otherwise expressly contemplated under the Merger Agreement, (ii) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as required by applicable law, or (iv) as set forth in the disclosure letter that has been prepared by Borderfree and delivered to Parent in accordance with the requirements of the Merger Agreement, Borderfree will ensure that it and each of its subsidiaries conducts its business and operations in the ordinary course, consistent with past practices, and Borderfree will use its reasonable best efforts to: (a) preserve intact its business organization and material assets, (b) keep available the services of its officers and employees, (c) maintain in effect all of its governmental authorizations, and (d) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors, strategic partners, logistics providers, customs brokers, payment processors/providers and others having material business relationships with Borderfree.

In addition, during the Pre-Closing Period and subject to the same exceptions as listed above, Borderfree will not, and will not permit any of its subsidiaries to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of Borderfree’s capital stock, or repurchase, redeem or otherwise reacquire any shares of Borderfree’s capital stock or options, warrants, convertible or exchangeable securities, restricted stock units, stock based performance units or other rights to acquire any such shares of capital stock, other than dividends or distributions solely between or among any of its wholly owned subsidiaries to the extent consistent with past practices and other acquisitions of Shares in satisfaction by holders of stock options or restricted stock units of the exercise price and/or withholding taxes or as a result of forfeiture, as applicable;

(ii) sell, issue, deliver, grant, authorize the issuance or grant of (a) any capital stock or other security of Borderfree, (b) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit, or right to acquire any capital stock or other security of Borderfree, (c) any instrument convertible into or exchangeable for any capital stock or other security of Borderfree, or (d) equity awards denominated in shares of Borderfree’s capital stock (including any stock options or restricted stock units) or other rights to acquire such shares, any “voting debt” or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Shares, other than the issuance of Shares upon the exercise of Borderfree stock options or pursuant to the terms of restricted stock units that are outstanding on the date of the Merger Agreement, in each case in accordance with the applicable equity award’s terms as in effect on the date of the Merger Agreement;

(iii) split, combine or reclassify its outstanding shares of capital stock of Borderfree or enter into any agreement with respect to voting of any of the capital stock of any of its subsidiaries or any securities convertible into or exchangeable for such capital stock;

(iv) except to the extent required pursuant to the terms of the employee benefit plans and agreements as in effect on the date of the Merger Agreement, (a) enter into, establish, adopt, modify, amend or terminate any employee benefit plans or agreements, (b) take any action to amend, modify or waive any of Borderfree’s rights under, or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under, any employee benefit plans and agreements, (c) increase in any manner the compensation or benefits of any current or former director, officer, employee, independent contractor or other service provider of Borderfree or any of its subsidiaries (“Company Associates”), or grant any type of compensation or benefit to any Company Associate not previously receiving or entitled to receive such compensation or benefit, (d) hire, elect or appoint any individual, other than into a position below director-level in the ordinary course of business consistent with past practice, (e) terminate the employment of any individual, other than due to such individual’s death, disability, failure to perform or for cause (each as determined by Borderfree or any of its subsidiaries in its reasonable discretion in the ordinary course of business consistent with past practice), or (f) issue or forgive any loans to any Company Associate (other than routine travel advances or similar business expense advances issued in the ordinary course of business consistent with past practice and the use of any of its subsidiaries’ credit cards in accordance with the subsidiary’s policy); provided, however, that clauses (a) and (c) will not limit Borderfree’s or any of its subsidiaries’ ability to make compensation and benefits (other than severance benefits and equity-based incentive compensation) available to employees hired in accordance with clause (d), in each case, in the ordinary course of business consistent with past practice that are comparable to the compensation and benefits (other than severance benefits and equity-based incentive compensation) provided to similarly situated employees of Borderfree or the applicable subsidiary of Borderfree;

(v) amend, modify, waive any provision of or permit the adoption of any amendment to Borderfree’s certificate of incorporation or bylaws or the charter, bylaws or comparable organizational documents of any of Borderfree’s subsidiaries;

(vi) (a) incur, redeem, repurchase, prepay, defease, guarantee, assume or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money (except for short-term borrowings not in excess of $50,000 aggregate principal amount outstanding at any one time incurred in the ordinary course of business consistent with past practice), issue or sell any debt securities or warrants or other rights to acquire any debt securities of Borderfree or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (b) make any loans, advances or capital contributions to, or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any person or otherwise), any other person, other than to or in Borderfree or any of its subsidiaries or any acquisition not in violation of clause (v) above, and other than extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;

(vii) make any capital expenditures in an amount in excess of $50,000 in the aggregate and which are not included in the Borderfree’s Board approved budget made available to Parent;

(viii) acquire, lease, license or sublicense any right or other asset, including intellectual property from any other person or sell or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any encumbrance (other than an encumbrance permitted by the Merger Agreement), or lease, license or sublicense, any right or other asset, including intellectual property, to any other person (other than dispositions of inventory in the ordinary course of business and consistent with past practices), or waive or relinquish, abandon, allow to lapse or encumber (except for an encumbrance permitted by the Merger Agreement) any right, property or asset, including intellectual property, other than, solely with respect to assets other than intellectual property, pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $100,000 individually or $250,000 in the aggregate;

(ix) except to the extent required by applicable law or consistent with past practice in the case of any election or amended tax return, make or change any material tax election, change any annual tax accounting period, change or consent to any material change in any tax accounting method, file any amended material tax return, enter into any closing agreement, surrender any right to claim a material tax refund, settle any material tax liability, request any material tax ruling, or waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material taxes, tax claim or assessment;

(x) change any of its methods of accounting or accounting practices unless required by applicable law, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(xi) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, or modify or amend, waive or exercise any material right or remedy under or terminate any material contract or any contract that, if existing on the date of the Merger Agreement, would have been a material contract;

(xii) commence, settle or compromise any proceeding or liability, except for settlements or compromises that (a) involve monetary remedies with a value not in excess of $50,000, with respect to any legal proceeding or liability, or $100,000 in the aggregate, (b) do not grant to any third party rights to any material intellectual property of Borderfree or impose any restriction on the right of Borderfree’s subsidiaries to use or register any intellectual property, or (c) do not impose any restriction or obligation (other than the payment of money) on the businesses of Borderfree’s subsidiaries or any of their affiliates;

(xiii) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(xiv) (a) enter into any new line of business, or (b) except as required by applicable law, regulation or policies imposed by any governmental body, change any material policy established by the executive officers of Borderfree that generally applies to the operations of Borderfree;

(xv) amend in a manner that adversely impacts the ability to conduct its business, terminate or allow to lapse any governmental authorizations of Borderfree or its subsidiaries;

(xvi) (a) cancel or permit to lapse certain material registered intellectual property or (b) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any confidential information constituting Borderfree’s intellectual property in a way that results in loss of intellectual property protection for such confidential information;

(xvii) form, create, establish, enter into or acquire an interest in any new subsidiary, joint venture or similar entity;

(xviii) cancel, terminate or modify in any material respect, or take any action that could permit cancellation, termination or material modification of, any insurance policy material to Borderfree and its subsidiaries, taken as a whole;

(xix) enter into any long-term real property lease or extend any existing real property lease for a term of more than one-year;

(xx) enter into, modify or terminate any collective bargaining agreement, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements; or

(xxi) authorize, agree or commit to take any of the foregoing actions described in clauses (i) through (xx) above.

Notwithstanding the foregoing, nothing contained in the Merger Agreement will give Parent or Purchaser, directly or indirectly, rights to control or direct the operations of Borderfree or its subsidiaries prior to the Offer Acceptance Time.

Acquisition Proposals. The Merger Agreement provides that Borderfree will not, and will cause its controlled affiliates and its and their respective representatives not to, and Borderfree will not publicly propose to, directly or indirectly (other than with respect to Parent and Purchaser), (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of Borderfree or any of its subsidiaries with respect to or in connection with or with the purpose of encouraging or facilitating an Acquisition Proposal, or (iii) enter into any letter of intent, agreement, contract, commitment, agreement in principle or any other arrangement or understanding with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement, as defined below) (any of the foregoing, an “Acquisition Agreement”) or enter into any agreement, contract, commitment, arrangement or understanding requiring Borderfree to, or contemplating that Borderfree will, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

Further, pursuant to the Merger Agreement, Borderfree has agreed to, and will cause its controlled affiliates and its and their respective representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any third party with respect to an Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished to any third party within the last 12 months for the purposes of evaluating a possible Acquisition Proposal. Borderfree has also agreed to terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal.

The Merger Agreement provides that any violation of the restrictions above by any of Borderfree’s controlled affiliates or any of its or their respective representatives will be deemed to constitute a breach by Borderfree of these restrictions. The restrictions described above are referred to as Borderfree’s “Non-Solicitation Covenant”.

Notwithstanding the restrictions described above, if at any time prior to the Offer Acceptance Time, (i) Borderfree receives a bona fide written Acquisition Proposal from a third party, (ii) the Acquisition Proposal did not result from a breach of Borderfree’s Non-Solicitation Covenant, and (iii) the Board of Directors of Borderfree or any committee thereof determines in good faith, after consultation with Borderfree’s financial advisor and outside legal counsel, that (a) the Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below), and (b) the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of Borderfree under applicable law, then Borderfree may (1) furnish information and data with respect to Borderfree and its subsidiaries to the third party making the Acquisition Proposal and afford it access to the businesses, properties, assets and personnel of Borderfree and its subsidiaries, and (2) enter into, maintain and participate in discussions or negotiations with the third party making the Acquisition Proposal regarding the Acquisition Proposal; provided, however, that Borderfree (A) will not, and will not permit its subsidiaries or its or their representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement, and (B) Borderfree also provides Parent, prior to the time any such information or data is provided or made available to such third party, any non-public information or access furnished or afforded to such third party that was not previously furnished or afforded to Parent. Borderfree will notify Parent prior to furnishing any non-public information, providing access to its businesses, properties, assets and personnel and/or entering into any discussions or negotiations. Notwithstanding anything to the contrary contained in the Merger Agreement, Borderfree and its representatives may, prior to the Offer Acceptance Time, following the receipt of an Acquisition Proposal from a third party that did not result from a breach of Borderfree’s Non-Solicitation Covenant, contact the third party solely to refer it to the terms of Borderfree’s No Solicitation Covenant.

The Merger Agreement also provides that Borderfree will as promptly as practicable (and in any event within twenty-four hours) notify Parent of any Acquisition Proposal, or any request for information or inquiry that could reasonably be expected to lead to or contemplates an Acquisition Proposal. This notification will include (i) a copy of the applicable written Acquisition Proposal, request or inquiry (or, if oral, the material terms and conditions of the Acquisition Proposal, request or inquiry) (including in each case any subsequent material amendments or other material modifications thereto) and (ii) the identity of the third party making the Acquisition Proposal, request or inquiry. Commencing upon the provision of any notice described above, Borderfree (or its outside counsel) will (a) on a daily basis at mutually agreeable times, advise and confer with Parent (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues and any other matters identified with reasonable specificity by Parent (or its outside counsel) and the material details (including amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (b) promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all documents and written and electronic communications (other than any immaterial documents or communications) relating to the Acquisition Proposal (including the financing for it), request or inquiry exchanged between Borderfree, any of its controlled affiliates or any of its or their respective representatives, on the one hand, and the third party making the Acquisition Proposal, any of its affiliates or any of its or their respective representatives, on the other hand.

“Acquisition Proposal” means any inquiry (in writing or otherwise) offer, proposal or indication of interest from any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of (a) assets (including capital stock of subsidiaries of Borderfree) representing 15% or more of the net revenues, net income or assets of Borderfree and its subsidiaries, taken as a whole, or (b) 15% or more of any class of outstanding voting or equity securities of the Borderfree, (ii) any tender offer (including a self-tender) or exchange offer that, if consummated, would result, directly or indirectly, in any third party (or the shareholders thereof) beneficially owning 15% or more of any class of outstanding voting or equity securities of Borderfree or the surviving entity, or (iii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving Borderfree or any of its subsidiaries, or liquidation, dissolution, recapitalization, extraordinary dividend, other significant corporate reorganization or other similar transaction involving Borderfree or any of its subsidiaries, (a) pursuant to which 15% or more of any class of outstanding voting or equity securities of Borderfree or the resulting entity would be beneficially owned by any third party (or the direct or indirect parent entity of such third party or the shareholders of such third party) or (b) which would result in assets (including capital stock of subsidiaries of Borderfree) representing 15% or more of the net revenues, net income or assets of Borderfree and its subsidiaries, taken as a whole, being, directly or indirectly, acquired by or sold to any third party.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing (i) standstill restrictions that are not less favorable to Borderfree than the standstill restrictions contained in the Confidentiality Agreement, and (ii) confidentiality and other terms (other than standstill restrictions) that are not less favorable to Borderfree in the aggregate than the confidentiality and other terms (other than standstill restrictions) contained in the Confidentiality Agreement. An Acceptable Confidentiality Agreement may not contain any terms that are not customarily contained in a confidentiality agreement, but may contain subject to the other requirements of this definition, provisions relating to the sharing of information relevant to an evaluation of regulatory compliance matters, including without limitation, compliance with antitrust laws.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Board of Directors of Borderfree determines in good faith (after consultation with Borderfree’s financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, including the form of consideration, financing terms (and certainty of financing) thereof and the likelihood of consummation, is more favorable to Borderfree’s stockholders than the Offer or the Merger; provided, however, that, for purposes of this definition references in the term “Acquisition Proposal” to “15% or more” will be deemed to be references to “more than 50%”.

Borderfree Board Recommendation. The Merger Agreement provides that none of Borderfree, its Board of Directors or any of its committees will (i) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, adversely qualify or modify (or resolve, determine or publicly propose to do any of the foregoing) the Borderfree Board Recommendation, (ii) following the date any Acquisition Proposal (or any material modification thereto) is made or commenced, or an intention to make or commence any Acquisition Proposal (or any material modification thereto) is publicly proposed or announced, fail to reaffirm (publicly, if so requested) the Borderfree Board Recommendation, within three business days after a request by Parent to do so (or, if earlier, by the second business day prior to the then-scheduled Expiration Date of the Offer) (it being understood that Parent may make such request only two times in the aggregate), (iii) fail to publicly recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser or any of their affiliates) for the Shares within 10 business days after the commencement of such offer, (iv) adopt, approve, recommend, submit to the vote of securityholders or declare advisable any Acquisition Proposal or the entry into any Borderfree Acquisition Agreement (or resolve, determine or publicly propose to do any of the foregoing), or (v) approve any transaction under, or any transaction resulting in any third party becoming an “interested stockholder” under, Section 203 of the DGCL (or resolve, determine or publicly propose to do any of the foregoing) (any action described in clauses (i) through (v) being referred to as an “Adverse Change Recommendation”), except as expressly permitted by the Merger Agreement.

Notwithstanding the above restrictions, at any time prior to the Offer Acceptance Time, the Board of Directors of Borderfree may make an Adverse Change Recommendation or, subject to the payment of the Termination Fee (as defined below) in accordance with the terms of the Merger Agreement as described in further detail below, terminate the Merger Agreement to enter into a definitive agreement in the event of a Superior Proposal (a “Specified Acquisition Agreement”), if and only if:

(i) the Superior Proposal did not result from a breach of Borderfree’s Non-Solicitation Covenant;

(ii) the Board of Directors of Borderfree determines in good faith, after consultation with Borderfree’s financial advisor and outside legal counsel, that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Acquisition Agreement would be inconsistent with the fiduciary duties of the Board of Directors of Borderfree under applicable law;

(iii) Parent receives from Borderfree prior written notice of Borderfree’s intention to make an Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Acquisition Agreement at least four business days prior to making any Adverse Change Recommendation or terminating the Merger Agreement to enter into a Specified Acquisition Agreement (a “Change of Recommendation Notice”); and

(iv) Borderfree complies with clauses (a) through (e) (as applicable) as follows: (a) prior to giving effect to clauses (b) through (e), the Board of Directors of Borderfree will have determined in good faith, after consultation with Borderfree’s financial advisor and outside legal counsel, that the Acquisition Proposal constitutes a Superior Proposal; (b) Borderfree will have complied with its notification obligations with respect to the Acquisition Proposal and provided to Parent in writing the material terms and conditions of the Acquisition Proposal, the most current version of the proposed agreement under which the Acquisition Proposal is proposed, and the identity of the person making the Acquisition Proposal; (c) Borderfree will have negotiated in good faith with Parent (and caused its representatives to negotiate with Parent), to the extent Parent desires to negotiate, during the four business day period provided in the foregoing clause (iii) with respect to any proposed revisions to the Merger Agreement or other proposals made by Parent, if any, so that the Acquisition Proposal would no longer constitute a Superior Proposal; (d) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and Borderfree’s financial advisor, the Board of Directors of Borderfree will have determined in good faith that the Acquisition Proposal remains a Superior Proposal and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Acquisition Agreement would be inconsistent with the fiduciary duties of the Board of Directors of Borderfree under applicable law; and (e) if Borderfree intends to terminate the Merger Agreement to enter into a Specified Acquisition Agreement, Borderfree will have complied with the termination provisions of the Merger Agreement and will have paid the Termination Fee in accordance with the terms of the Merger Agreement.

Borderfree’s obligations described in the preceding paragraph in connection with a Superior Proposal apply to any material amendment to any Acquisition Proposal (which will require a new Change of Recommendation Notice and Borderfree will be required to comply again with the aforementioned obligations except that any reference to four business days will instead be two business days) or any successive Acquisition Proposals.

Intervening Event. The Merger Agreement provides that, at any time prior to the Offer Acceptance Time, the Board of Directors of Borderfree may make an Adverse Change Recommendation with respect to an Intervening Event (as defined below), if and only if:

(i) the Board of Directors of Borderfree has determined in good faith, after consultation with Borderfree’s outside legal counsel, that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of Borderfree under applicable law;

(ii) Parent has received from Borderfree a Change of Recommendation Notice at least four business days prior to making any Adverse Change of Recommendation, describing the Intervening Event in reasonable detail (including the underlying facts giving rise to the Intervening Event and the reasons for the Adverse Change of Recommendation);

(iii) during the four business day period provided in the foregoing clause (ii), Borderfree has negotiated in good faith with Parent (and caused its representatives to negotiate with Parent), to the extent Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals made by Parent, if any, that would obviate the need to make an Adverse Change Recommendation; and

(iv) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Board of Directors of Borderfree has determined in good faith that the failure to make the Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of Borderfree under applicable law.

Borderfree’s obligations with respect to making an Adverse Change Recommendation in connection with an Intervening Event (summarized above) will also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change will require a new Change of Recommendation Notice and Borderfree will be required to comply again with the aforementioned obligations (except that any reference to four business days will instead be two business days).

“Intervening Event” means any material fact, event, change, development or circumstance arising after the date of the Merger Agreement that is not known or reasonably foreseeable by the Board of Directors of Borderfree as of such date and not relating to any Acquisition Proposal. In no event will the receipt, existence of or terms of an Acquisition Proposal, or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof or any matters or circumstances relating thereto constitute an Intervening Event.

Filings and Approvals. The Merger Agreement provides that Borderfree and Parent will cooperate with each other and use (and will cause their respective subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under the Merger Agreement and applicable law to consummate the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental body, including without limitation under applicable antitrust laws, in order to consummate the Transactions.

The Merger Agreement further provides that Borderfree and Parent (and their respective affiliates, if applicable) will: (i) (a) promptly, but in no event later than May 12, 2015, file any and all notices, reports, and other documents required to be filed by such party under the HSR Act with respect to the Transactions, and (b) use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable antitrust laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the U.S.

Department of Justice (“DOJ”) or the U.S. Federal Trade Commission (“FTC”) under the HSR Act or by any other governmental body in connection with the Transactions, as well as any information required to be submitted to comply with, a request for additional information in order to commence or end a statutory waiting period; (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating Transactions; and (v) promptly take, and cause its affiliates to take, all reasonable actions and steps requested or required by any governmental body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other governmental bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Transactions. Notwithstanding the foregoing, Parent will have sole right to devise and implement the strategy for all filings, submissions, notifications and communications and direct all matters with any governmental body.

Subject to Parent’s right to direct and implement the strategy for all filings, submissions, notifications and communications and direct all matters with any governmental body, each party will (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental body with respect to the Transactions, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, and (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other governmental body to the extent regarding any of the Transactions, or regarding any such request, inquiry, investigation, action or legal proceeding, and provide a copy of all written communications, provided that Parent will control any decisions and determine whether to pull and re-file any notice under the HSR Act.

The Merger Agreement further provides that in the event that any litigation or other administrative or judicial action or legal proceeding is commenced challenging any of the Transactions or that seeks, or would reasonably be expected to seek, to prevent consummation of any of the Transactions, Parent and Purchaser will use reasonable best efforts to resolve any such litigation, action or proceeding and each of Borderfree, Parent and Purchaser will cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

Notwithstanding anything to the contrary set forth in the Merger Agreement, with respect to the parties’ obligations in connection with filings and approvals (summarized above), (i) none of Parent, Purchaser or any of their subsidiaries will be required to, and Borderfree may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (a) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the assets or business of Borderfree, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries, (b) conduct, restrict, operate, invest or otherwise change the assets, business or portion of assets or business of Borderfree, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries in any manner, or (c) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Borderfree, the Surviving Corporation, Parent, Purchaser or any of their respective subsidiaries (any of the foregoing, a “Burdensome Condition”); (ii) Borderfree and its subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on Borderfree or its subsidiaries only in the event of the Closing; and (iii) Borderfree and its subsidiaries will only be permitted to take or commit to take any such action, or agree to any such condition or restriction, with the prior written consent of Parent and, if requested by Parent, Borderfree will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order.

During the term of the Merger Agreement, neither Borderfree nor any of its affiliates or any of their respective representatives will cooperate with any third party to obtain any governmental approvals or clearances (including under any applicable antitrust law) with respect to any Acquisition Proposal.

The Merger Agreement further provides that no party will take any action that is intended to or would reasonably be expected to adversely affect or materially delay its ability or the ability of any other party hereto to perform its covenants and agreements under the Merger Agreement or to consummate the Transactions.

Indemnification of Officers and Directors. The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain officers’ and directors’ liability, employment practices liability and fiduciary liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person covered by Borderfree’s officers’ and directors’ liability, employment practices liability and fiduciary liability insurance policies as of the date of the Merger Agreement on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement. In satisfying its obligation under this paragraph, neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in excess of 250% of the aggregate annual premium paid by Borderfree in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”). If such premiums for such insurance would at any time exceed 250% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 250% of the Current Premium. The provisions of this paragraph will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by Borderfree prior to the Effective Time, which provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from acts or omissions that occurred on or before the Effective Time, including, in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 250% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation, to the fullest extent that would have been permitted under the laws applicable to Borderfree prior to the Effective Time: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Borderfree or of a subsidiary of Borderfree (each, in his capacity as such, an “Indemnified Party”) for any and all reasonable costs, expenses (including reasonable fees and expenses of legal counsel, which will be advanced as they are incurred, provided that the Indemnified Party has have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this paragraph, judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or other proceeding (whether civil or criminal, and including any proceeding before any administrative or legislative body or agency) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including, without limitation, as a witness) (a “Proceeding”) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Borderfree or otherwise in connection with any action taken or not taken at the request of Borderfree (whether or not the Indemnified Party continues in such position at the time such Proceeding is brought or threatened), in each case at, or at any time prior to, the Effective Time (including any Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party); and (ii) fulfill and honor in all respects the obligations of Borderfree pursuant to: (a) each indemnification agreement in effect between Borderfree and any Indemnified Party as of the date of the Merger Agreement; and (b) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or bylaws of Borderfree as in effect on the date of the Merger Agreement. The Surviving Corporation will, and Parent will cause the Surviving Corporation to, advance all expenses, including reasonable attorneys’ fees, that may be reasonably incurred by the Indemnified Parties in connection with their enforcement of their rights described in this paragraph (subject to reimbursement to the extent the Indemnified Party is subsequently determined not to be entitled to indemnification (and the Indemnified Party will provide an undertaking to this effect prior to receiving such advance)). The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) of this paragraph will continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period will continue until the final disposition of such claim.

Employee Benefits. The Merger Agreement provides that for a period commencing upon the Effective Time and continuing through the first anniversary of the Effective Time, Parent will, or will cause its subsidiaries to, provide to each Company Associate who continues to be employed by Parent or its subsidiaries following the Effective Time (the “Continuing Employees”) total compensation and benefits (including base salary or base hourly rate, as applicable, employee benefits and annual bonus opportunities, other than severance benefits, equity-based compensation and retention benefits) that are at least substantially comparable in the aggregate to the compensation and benefits (other than severance benefits, equity-based compensation and retention benefits) provided to such Continuing Employees immediately prior to the Effective Time.

Nothing in the Merger Agreement is intended nor will be construed to prevent Parent from amending or terminating any of its employee benefit plans in accordance their terms, to create a right in any Company Associate to employment with Parent or its subsidiaries or create any third-party beneficiary rights in any employee of Borderfree or its subsidiaries or the Surviving Corporation, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or Borderfree or under any benefit plan which Parent, Borderfree or any of its subsidiaries or the Surviving Corporation may maintain.

Conditions to the Merger. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the consummation of the Merger, of each of the following conditions:

(i) No temporary restraining order, preliminary or permanent injunction or other order preventing, restraining, enjoining or otherwise prohibiting the consummation of the Merger has been issued by any governmental body of competent jurisdiction and remains in effect, and there is no applicable law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

(ii) Purchaser (or Parent on Purchaser’s behalf) has accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

Termination. The Merger Agreement may be terminated prior to the Offer Acceptance Time:

(i) by mutual written consent of Parent and Borderfree;

(ii) by either Parent or Borderfree by written notice to the other if (a) a court of competent jurisdiction or other governmental body has issued a final and nonappealable order permanently restraining, enjoining or otherwise prohibiting the making or consummation of the Offer, the Merger or the other Transactions, or (b) if there is any applicable law making the making or consummation of Transactions illegal;

(iii) by Parent by written notice to Borderfree if prior to the Offer Acceptance Time: (a) the Board of Directors of Borderfree has effected an Adverse Change Recommendation or delivered to Parent a Change of Recommendation Notice, or (b) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates), the Board of Directors of Borderfree fails to, in a Solicitation/Recommendation Statement on Schedule 14D-9, recommend rejection of such tender offer or exchange offer and reaffirm the Borderfree Board Recommendation within 10 business days of the commencement of such tender offer or exchange offer;

(iv) by either Borderfree or Purchaser if the Offer Acceptance Time has not occurred by the End Date; provided, however, that this termination right will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the principal cause of, or resulted in, the failure of the Offer Acceptance Time to have occurred on or before the End Date;

(v) by Borderfree by written notice to Parent at any time prior to the Offer Acceptance Time in order to accept a Superior Proposal and enter into a Specified Acquisition Agreement relating to such Superior

Proposal, if (a) the Superior Proposal has not resulted from any breach of Borderfree’s Non-Solicitation Covenant, (b) Borderfree has complied with its obligations described under “Acquisition Proposals” and “Borderfree Board Recommendation” and the Board of Directors of Borderfree, after satisfying all of the applicable requirements for making an Adverse Change Recommendation and entering into a Specified Acquisition Agreement, has authorized Borderfree to enter into a Specified Acquisition Agreement, and (c) Borderfree enters into the Specified Acquisition Agreement and pays the Termination Fee substantially concurrently with the termination of the Merger Agreement;

(vi) by Parent by written notice to Borderfree at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty or failure to perform in any respect any covenant or obligation contained in the Merger Agreement on the part of Borderfree has occurred that would cause the failure of a closing condition; provided, however, that if the breach is curable by Borderfree within the earlier of the End Date and 20 business days of the date Parent gives Borderfree notice of the breach and Borderfree is continuing to use its reasonable best efforts to cure the breach, then Parent may not terminate the Merger Agreement under this paragraph unless the breach remains uncured upon the earlier of the End Date and the expiration of such twenty business day period; provided further, however, that Parent will not be entitled to terminate the Merger Agreement pursuant to this paragraph if either Parent or Purchaser is in breach of its obligations under the Merger Agreement such that Borderfree would be entitled to terminate the Merger Agreement due to a breach by Parent; or

(vii) by Borderfree by written notice to Parent at any time prior to the Offer Acceptance Time, if a breach in any respect of any representation or warranty or failure to perform in any respect any covenant or obligation contained in the Merger Agreement on the part of Parent has occurred and the breach or failure has had or could reasonably be expected to prevent Parent or Purchaser from consummating the Offer, the Merger or any other Transaction; provided, however, that if the breach is curable by Parent within the earlier of the End Date and twenty business days of the date Borderfree gives Parent notice of the breach and Parent is continuing to use its reasonable best efforts to cure the breach, then Borderfree may not terminate the Merger Agreement under this paragraph unless the breach remains uncured upon the earlier of the End Date and the expiration of such twenty business day period; provided further, however, that Borderfree will not be entitled to terminate the Merger Agreement pursuant to this paragraph if Borderfree is in breach of its obligations under the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement due to a breach by Borderfree.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect without liability of any party (or any representative of such party) to each other party hereto; provided, however, none of Parent, Purchaser or Borderfree will be relieved or released from any liabilities or damages arising out of any Willful Breach (as defined below) of any provision of the Merger Agreement or any other agreement delivered in connection herewith or any fraud. “Willful Breach” means a material breach that is caused by an action or omission to act where both of the following conditions exist: (i) the action or omission to act was itself deliberate; and (ii) the deliberate action or omission to act was taken or omitted to be taken by a party with knowledge that it would constitute a breach of the Merger Agreement.

Termination Fee. The Merger Agreement provides that a termination fee of $17,000,000 (the “Termination Fee”) will be payable by Borderfree to Parent in the following circumstances:

(i) if the Merger Agreement is terminated by Parent due to an Adverse Change Recommendation or the delivery by Borderfree of a Change of Recommendation Notice;

(ii) if the Merger Agreement is terminated by Borderfree in order to accept a Superior Proposal and enter into a Specified Acquisition Agreement; or

(iii) if (a) the Merger Agreement is terminated by Parent, Purchaser or Borderfree due to the failure of the Offer Acceptance Time to occur before the End Date or a breach by Borderfree of any of its representatives, warranties or covenants contained in the Merger Agreement, (b) after the date of the Merger Agreement and at or prior to the time of the termination of the Merger Agreement an Acquisition Proposal has been made or commenced, or an intention to make or commence any Acquisition Proposal has been publicly proposed or announced, and (c) Borderfree consummates an Acquisition Proposal within 12 months after termination of the Merger Agreement or Borderfree enters into a definitive agreement within 12 months after such termination to effect an Acquisition Proposal (provided that, for purposes of this clause (iii), all percentages in the definition of Acquisition Proposal will be replaced with 50%).

The foregoing summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to this Schedule TO.

The Support Agreements

Concurrently with the execution of the Merger Agreement, the directors and executive officers of Borderfree holding Shares and certain other significant stockholders of Borderfree entered into tender and support agreements with Parent and Purchaser (collectively, the “Support Agreements”) pursuant to which they agreed, among other things, to tender their Shares into the Offer and vote against any action, agreement or transaction involving Borderfree that is intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent consummation of the Offer, the Merger or the other Transactions. As of May 5, 2015, these directors, executive officers and stockholders owned, in the aggregate, approximately 61% and beneficially owned in the aggregate approximately 62% of Borderfree’s outstanding Shares. The Support Agreements terminate upon the termination of the Merger Agreement in accordance with its terms, including if Borderfree terminates the Merger Agreement to accept a Superior Proposal.

The foregoing summary description of the Support Agreements is qualified in its entirety by reference to the Support Agreements, copies of which are attached as exhibits to this Schedule TO.

The Confidentiality Agreement

On January 12, 2015, Borderfree and Parent entered into a reciprocal non-disclosure agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, each of Borderfree and Parent agreed, among other things, to keep all non-public information concerning the other party confidential (subject to certain exceptions) and use such information solely for the purpose of evaluating a possible transaction between Borderfree and Parent. Under the Confidentiality Agreement, Parent is also subject to certain customary “standstill” restrictions with respect to the securities of Borderfree. Borderfree and Parent are both subject to certain non-solicitation restrictions with respect to one another’s employees for two years after the date of the Confidentiality Agreement (although those restrictions do not apply to the Transactions).

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as an exhibit to this Schedule TO.

The Employment Agreements

In connection with the execution of the Merger Agreement, Borderfree entered into employment agreements (the “Employment Agreements”) with certain individuals, including each of its executive officers. The Employment Agreements provide for certain severance benefits in the event of an involuntary termination of employment and prohibit the employees from competing with Borderfree or soliciting or hiring Borderfree’s employees, customers or suppliers during the twelve-month period following a termination of employment for any reason. The Employment Agreements or compliance with the terms thereof does not constitute a condition to the making or consummation of the Offer or the Merger. A more complete description of the Employment Agreements is included in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of Borderfree—Employment Agreements with Executive Officers” in Borderfree’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to Borderfree’s stockholders with this Offer to Purchase.

12. Purpose of the Offer; No Stockholder Approval; Plans for Borderfree.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Borderfree. The Offer, as the first step in the acquisition of Borderfree, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Offer Acceptance Time.

Holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Borderfree and will no longer participate in the future growth of Borderfree . If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Borderfree, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive an amount in cash (without interest) equal to the Offer Price, less any applicable withholding taxes, or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled pursuant to Section 262 of the DGCL.

No Stockholder Approval. If the Offer is consummated, we are not required to and will not seek the approval of Borderfree’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Borderfree pursuant to Section 251(h) of the DGCL.

Plans for Borderfree. Except as otherwise set forth in this Offer to Purchase, including as contemplated in this Section 12 and Section 13—“Certain Effects of the Offer,” it is expected that, following the Merger, the business and operations of Borderfree will be continued substantially as they are currently being conducted. Parent intends to continue to evaluate the business and operations of Borderfree after the consummation of the Offer and the Merger and will take such additional actions as they deem appropriate under the circumstances then existing with a view to enhancing the development of Borderfree’s potential in conjunction with Parent’s existing business. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the new Borderfree Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Our directors immediately prior to the Effective Time will become the directors of the Surviving Corporation at the Effective Time and Borderfree’s officers immediately prior to the Effective Time will continue as the officers of the Surviving Corporation at the Effective Time. See Section 11—“The Transaction Agreements”.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements ,” this Section 12 and Section 13—“Certain Effects of the Offer”), neither we nor Parent has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Borderfree or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Borderfree or any of its subsidiaries, (iii) any material change in Borderfree’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of Borderfree, (v) any other material change in Borderfree’s corporate structure or business, (vi) any class of equity securities of Borderfree being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Borderfree becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of Borderfree’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Borderfree, or the disposition of securities of Borderfree, or (x) any changes in Borderfree’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

13. Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining condition set forth in the Merger Agreement, we, Parent and Borderfree will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser and Parent.

Stock Quotation. The Shares are currently quoted on NASDAQ. However, the rules of NASDAQ establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from NASDAQ. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of NASDAQ for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Borderfree to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Borderfree to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Borderfree, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of stockholders and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Borderfree and persons holding “restricted securities” of Borderfree to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on NASDAQ as described above. After consummation of the Offer, Parent and Purchaser currently intend to cause Borderfree to terminate the registration of Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, neither Borderfree nor any of its subsidiaries declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of Borderfree’s capital stock, other than dividends or distributions solely between or among any of its wholly owned subsidiaries to the extent consistent with past practices.

15. Certain Conditions of the Offer.

Capitalized terms used but not defined in this Section 15 have the meanings ascribed to them in the Merger Agreement.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions in the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered (and not withdrawn) pursuant to the Offer (and not theretofore accepted for payment or paid for) unless (i) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more than 50% of the Fully Diluted Shares (such condition, the “Minimum Condition”), and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated.

In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares validly tendered (and not withdrawn) pursuant to the Offer (and not theretofore accepted for payment or paid for) if at any time on or after the date of the commencement of the Offer and prior to the Expiration Date, any of the following events shall occur and be continuing at the Expiration Date:

(i)	the Merger Agreement has been terminated in accordance with its terms;

(ii)	any governmental body of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law that is in effect or there is any temporary restraining order, preliminary or permanent injunction or other order preventing, restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Offer, the Merger or any of the other Transactions or imposing a Burdensome Condition;

(iii)	there is pending any proceeding brought by any governmental body seeking to restrain, enjoin, prevent, prohibit or otherwise make illegal the making or consummation of the Offer or the Merger or any of the other Transactions or seeking to impose a Burdensome Condition;

(iv)

(a) the representations and warranties of Borderfree set forth in Section 3.5(b) (No Material Adverse Effect) and elsewhere in the Merger Agreement that are qualified by reference to Material Adverse Effect shall not have been true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); (b) the representations and warranties of Borderfree set forth in the Merger Agreement that are not qualified by reference to Material Adverse Effect (other than the representations and warranties set forth in Section 3.1(a) (Due Organization), the first sentence of Section 3.1(c) (Subsidiaries), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.3 (Capitalization), Section 3.22 (Authority; Binding Nature of Agreement), Section 3.23 (Section 203 of the DGCL), Section 3.24 (Vote Required), and Section 3.27 (Financial Advisor)) shall not have been true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); other than for any failures of such representations and warranties of the Borderfree to be so true and correct that, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or similar qualifications or exceptions therein), (c) any representation and warranty of Borderfree set forth in Section 3.3 (Capitalization) shall not have been true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time

(except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date), except for any de minimis inaccuracies, and (d) any representation and warranty of Borderfree set forth in Section 3.1(a) (Due Organization), the first sentence of Section 3.1(c) (Subsidiaries), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.3 (Capitalization), Section 3.22 (Authority; Binding Nature of Agreement), Section 3.23 (Section 203 of the DGCL), Section 3.24 (Vote Required) and Section 3.27 (Financial Advisor) shall not have been true and correct in any material respect as of the date of Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or similar qualifications and exceptions contained therein);

(v)	Borderfree shall not have performed or complied in all material respects with the obligations, agreements and covenants required to be performed by it under the Merger Agreement;

(vi)	Borderfree shall not have delivered to Parent dated as of the Expiration Date a certificate signed on behalf of Borderfree by a senior executive officer of Borderfree to the effect that the conditions set forth in the foregoing clauses (iv) and (v) and the succeeding clause (vii) have been satisfied as of immediately prior to the Expiration Date; or

(vii)	since the date of the Merger Agreement, there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

The Merger Agreement further provides that the foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of Borderfree, which may be granted or withheld in the Borderfree’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Borderfree with the SEC, other publicly available information concerning Borderfree and other information made available to Purchaser by Borderfree, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Borderfree’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Borderfree’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Certain Conditions of the Offer”.

State Takeover Statutes. A number of states (including Delaware, where Borderfree is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states.

Borderfree, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 203 of the DGCL, as described below) purport to apply to the Offer or the Merger, Parent and Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors of Borderfree has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of the Merger Agreement and the Support Agreements, and the timely consummation of the Offer, the Merger and any other transaction contemplated therein and will not restrict, impair or delay the ability of Parent or Purchaser to vote or otherwise exercise all rights as a stockholder of Borderfree.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Borderfree, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer”.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On May 11, 2015, Parent filed, and on May 12, 2015, Borderfree filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the date 15 calendar days later (or if such date is not a business day, the next business day after such date), unless earlier terminated by the FTC and the Antitrust Division, or Parent or Borderfree, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent and Borderfree, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, ordering the divestiture of Shares purchased in the Offer or ordering the divestiture of substantial assets of Parent, Borderfree or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Borderfree and Parent are engaged, Parent and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Borderfree who do not tender their Shares in the Offer will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be the same as, or higher or lower than, the Offer Price or the Merger Consideration. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of Shares is less than the Offer Price or the Merger Consideration. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL. If any Borderfree stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Borderfree stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Merger Consideration.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Consideration as that paid in the Offer.

Litigation. To the knowledge of Parent and Purchaser, as of May  11, 2015, there is no pending litigation against Parent, Purchaser or Borderfree in connection with the Merger or the Transactions.

17. Fees and Expenses.

Lazard Frères & Co. LLC is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of Borderfree, for which services it will receive customary fees. Parent has agreed to reimburse Lazard Frères & Co. LLC for its fees and expenses, including fees and expenses of its legal counsel, incurred in connection with its engagement, and to indemnify it and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to the engagement. In the ordinary course, Lazard Frères & Co. LLC and its affiliates and employees may trade securities of Parent, Borderfree or their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Parent, Borderfree and certain of their respective affiliates, as well as provide investment banking services to such entities. Parent and Purchaser have retained Morrow & Co., LLC to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent, PBIH or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, PBIH, Purchaser, the Depositary, the Information Agent or the Dealer Manager for purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Parent, PBIH and Purchaser”.

Borderfree has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Board Recommendation and the reasons for such Borderfree Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Borderfree”.

Pitney Bowes Inc.

Pitney Bowes International Holdings, Inc.

BrickBreaker Acquisition Corp.

May 12, 2015

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by first class mail:	If delivering by registered mail or courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders, Please Call Toll Free: (855) 251-9340

Email: borderfree.info@morrowco.com

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC

30 Rockefeller Plaza

New York, New York 10020

Call toll free: (877) 364-0850

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT, PBIH AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is 3001 Summer St., Stamford, CT 06926, and the current business phone number is (203) 356-5000, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Linda G. Alvarado, United States	Function at Parent: Director

Professional background: Ms. Alvarado has been the president and chief executive officer of Alvarado Construction, Inc., a commercial general contractor, design/build, construction management and development company in the United States and internationally, since 1978. Ms. Alvarado has been a co-owner of the Colorado Rockies Major League Baseball Club since 1984 and she has been President of Palo Alto, Inc., which owns and operates YUM! Brands restaurants in multiple states, since 1991. Ms. Alvarado has served as a director of Parent since 1992 and a director of 3M Company since 2000. Ms. Alvarado formerly served as a director of Lennox International Inc., from 1987-2010, and The Pepsi Bottling Group Inc., from 1999 to 2009, and Qwest Communications International Inc., from 2000 to 2010.

Anne M. Busquet, France and United States	Function at Parent: Director

Professional background: Ms. Busquet has been a principal of AMB Advisors, LLC, an independent consulting firm, since 2006. From 2002 to 2006, Ms. Busquet was the chief executive officer of IAC Local & Media Services, a division of IAC/Interactive Corp., an Internet commerce conglomerate. Ms. Busquet has served as a director of Parent since 2007, a director of Medical Transcription Billing Corp. since 2014 and a director of InterContinental Hotels Group PLC since 2015. Ms. Busquet formerly served as a director of Meetic S.A., from 2012 to 2013 and Blyth, Inc., until 2013.

Roger Fradin, United States	Function at Parent: Director

Professional background: Mr. Fradin has been the vice chairman of Honeywell International Inc., a diversified technology and manufacturing company, since April 2014. From 2004 to 2014, he served as president and chief executive officer of Honeywell
Automation and Control Solutions, a division of Honeywell. Mr.
Fradin has been a director of Parent since 2012, and he also serves as a director of MSC Industrial Direct Co., Inc.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Anne Sutherland Fuchs, United States	Function at Parent: Director

Professional background: Ms. Sutherland Fuchs is a consultant to private equity firms. She was formerly group president of Growth Brands Division, Digital Ventures, a division of J.C. Penney Company, Inc. from November 2010 to April 2012. Ms. Sutherland Fuchs was Chair of the Commission on Women’s Issues for New York City from 2002 to 2013. She has been a director of Parent since 2005, and also serves as a director of Gartner, Inc.

S. Douglas Hutcheson, United States	Function at Parent: Director

Professional background: Mr. Hutcheson has been the chief executive officer of Laser, Inc., a privately held technology company, since March 2014. Since January 2015, he has been senior advisor of technology, media and telecom for Searchlight Capital, a global private investment firm. Mr. Hutcheson was chief executive officer of Leap Wireless International, Inc., a provider of wireless services and devices through its subsidiary, Cricket Communications, Inc., from February 2005 to March 2013, and was president and chief executive officer from February 2005 to November 2012. Mr. Hutcheson has been a director of Parent since 2012. He also serves as a director of InterDigital, Inc., and formerly served as a director of Leap Wireless International, Inc.

Marc B. Lautenbach, United States	Function at Parent: Director, President and Chief Executive Officer

Professional background: Mr. Lautenbach has been the President and Chief Executive Officer of Parent since December 3, 2012. He was Managing Partner in the Global Business Services division of International Business Machines Corporation (IBM), a global technology services company, from 2010 to 2012, and General Manager of IBM North America from 2005 to 2010. Mr. Lautenbach has been a director of Parent since December 3, 2012 and also serves as a director of Campbell Soup Company.

Eduardo Menascé, Argentina and Brazil	Function at Parent: Director

Professional background: Mr. Menascé has been co-chairman,
since April 2014, of The Taylor Companies, a privately held
organization that provides advisory services in mergers,
acquisitions and divestitures. He retired as president of Enterprise
Solutions Group, Verizon Communications Inc., a leading provider of wireline and wireless communications, in 2006. Mr. Menascé has been a director of Parent since 2001. He also serves as a director of
John Wiley & Sons, Inc., Hill-Rom Holdings, Inc. and Hillenbrand,
Inc. Mr. Menascé formerly served as a director of KeyCorp from
2002 to 2011.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Michael I. Roth, United States	Function at Parent: Director

Professional background: Mr. Roth has been the chairman and chief executive officer of The Interpublic Group of Companies, Inc., a global marketing communications and marketing services company, since 2005. He has been a director of Parent since 1995. He also serves as a director of Ryman Hospitality Properties, Inc. and The Interpublic Group of Companies, Inc.

David L. Shedlarz, United States	Function at Parent: Director

Professional background: Mr. Shedlarz is a retired vice chairman of Pfizer Inc., a pharmaceutical, consumer and animal products health company. He was vice chairman of Pfizer Inc. from 2005 to 2007, and executive vice president and chief financial officer from 1999 to 2005. Mr. Shedlarz has been a director of Parent since 2001. He also serves as a director of Teachers Insurance and Annuity Association and The Hershey Company.

David B. Snow, United States	Function at Parent: Director

Professional background: Mr. Snow has been the chairman and chief executive officer of Cedar Gate Technologies, Inc., a provider of analytic and information technology services to doctor, hospital, and self-insured employer organizations entering risk-based reimbursement arrangements, since February 2014. Until April 2012, Mr. Snow was chairman and chief executive officer of Medco Health Solutions, Inc., a leading pharmacy benefit manager. He has been a director of Parent since 2006, and formerly served as a director of Medco Health Solutions, Inc.

Daniel J. Goldstein, United States	Function at Parent: Executive Vice President and Chief Legal and Compliance Officer

Professional background: Mr. Goldstein is Executive Vice
President and Chief Legal & Compliance Officer of Parent. In this role, he is responsible for a wide range of corporate functions including legal, intellectual property, governance, ethics,
compliance, environment and health & safety.

Mr. Goldstein rejoined Parent in 2010, after having served as Senior
Vice President and General Counsel for GAF Materials Corporation
and International Specialty Products ISP Minerals. Before joining
GAF, Mr. Goldstein held leadership roles in the Pitney Bowes legal organization. He joined Parent in 1999 as Associate General
Counsel and was appointed Vice President Deputy General Counsel in 2005 where he directed major commercial litigations, advised senior management and the Board of Directors on legal matters and supervised commercial lawyers.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Steven J. Green, United States	Function at Parent: Vice President Finance and Chief Accounting Officer

Professional background: Mr. Green is Vice President Finance and Chief Accounting Officer of Parent. In his role, he is responsible for the centralized oversight of the accounting budgeting reporting and control functions, as well as the global tax and global real estate operations. He is also a member of the Chairman’s Council, which comprises the company’s top 50 global executives.

Previously Mr. Green served as Vice President Finance and Administration of the Global Mailing Systems Division (GMS) from 1996 to 2005. In this role he was responsible for the strategic and operational activities for the GMS Finance function. At various periods throughout his tenure at GMS he was also responsible for the company’s Postage By Phone organization Supply Line and Customer Support Operations.

Abby F. Kohnstamm, United States	Function at Parent: Executive Vice President and Chief Marketing Officer

Professional background: Ms. Kohnstamm joined Parent in June, 2013, as Executive Vice President and Chief Marketing Officer. In this role, she oversees all of Pitney Bowes marketing and communications worldwide as well as citizenship and philanthropy.

Most recently, Ms. Kohnstamm was president of Abby F. Kohnstamm & Associates, Inc., a marketing consulting firm she founded in 2006. Her company’s primary focus was in strategic marketing, integrated marketing communications, brand management and agency selection and management.

Michael Monahan, United States	Function at Parent: Executive Vice President, Chief Operating Officer and Chief Financial Officer

Professional background: Mr. Monahan is Executive Vice President, Chief Operating Officer and Chief Financial Officer of Parent. In this role, he has responsibility for the financial operations of the company on a global basis, which includes treasury, audit, investor relations, tax functions, procurement, corporate development and corporate strategy, as well as driving results with the business units.

Mr. Monahan joined Parent in 1988 and held positions in Corporate Accounting, Investor Relations, Corporate Development and as a business unit CFO. Prior to joining the company, he was a senior auditor with Price Waterhouse.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Roger Pilc, United States	Function at Parent: Executive Vice President and Chief Innovation Officer

Professional background: Mr. Pilc is Executive Vice President and Chief Innovation Officer of Parent. In this role, he leads worldwide engineering, strategic technology and innovation,
enterprise growth initiatives and technology alliances.

Before joining Parent in 2013, Mr. Pilc held various leadership roles as a senior vice president and general manager at CA
Technologies, a leading enterprise management software provider.

Debbie D. Salce, United States	Function at Parent: Vice President and Treasurer

Professional background: Ms. Salce is Vice President and Treasurer of Parent. In this role, she provides global leadership and direction relating to funding and capital structure planning, pension and investments, management, cash management and risk operations, including foreign exchange insurance and liquidity-related matters. She also serves as a corporate officer member of the Global Operating Team Chair of the company’s ILC bank, president of the company’s captive insurance company and director for several subsidiary operations. Ms. Salce joined Parent in 2001.

Mark Shearer, United States	Function at Parent: Executive Vice President and President Pitney Bowes SMB Mailing Solutions

Professional background: Mark Shearer is Executive Vice President and President SMB Mailing Solutions of Parent. In this role, he leads the core business of Pitney Bowes focused on mailing products and technologies worldwide in the small and medium-sized marketplace.

Before joining Parent in 2013, Mark had a distinguished 30-year career at IBM during which he served in numerous leadership roles for global markets and product lines.

Johnna G. Torsone, United States	Function at Parent: Executive Vice President and Chief Human Resources Officer

Professional background: Ms. Torsone is the Executive Vice
President and Chief Human Resources Officer of Parent. As a
member of the senior management leadership team and staff liaison for several committees of the Board of Directors she provides important strategic and operational guidance in the human resources area. The scope of her responsibilities include the development of
HR, business strategies, strategic talent management, succession planning, diversity, total rewards and analytics, employee relations and shared professional and transactional services. Ms. Torsone joined Parent in 1990.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Mark Wright, United States	Function at Parent: Executive Vice President and President Pitney Bowes Digital Commerce Solutions

Professional background: Mr. Wright is Executive Vice President and President of Pitney Bowes Digital Commerce Solutions, which encompasses product lines that specialize in data management, location intelligence and customer communications for enterprise clients. He also oversees the company’s growth initiatives in ecommerce and shipping solutions.

Before joining Pitney Bowes in 2013, he served as an Executive Vice President at Infor Global Solutions.

2. Directors and Executive Officers of PBIH. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Pitney Bowes International Holdings, Inc. The current business address of each person is 3001 Summer St., Stamford, CT 06926, and the current business phone number is (203) 356-5000, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Mark J. Gentile, United States	Function at PBIH: Director

Professional background: Mr. Gentile is a Director at the Wilmington law firm, Richards, Layton & Finger, where he focuses his practice on advising corporations, officers, directors, board committees and stockholders in connection with mergers and acquisitions, divestitures, recapitalizations and corporate governance issues. He is a Director in the firm’s Corporate Department and a member of the department’s Corporate Advisory Group.

Business Address: 920 King Street, Wilmington DE 19801

Phone Number: (302) 651-7722

Amy Goldberg, United States	Function at PBIH: Director and Assistant Treasurer

Professional background: Ms. Goldberg is Assistant Treasurer of Parent. In this role, she is responsible for global treasury planning, including capital markets, foreign exchange, derivatives and global banking strategy. Since joining Pitney Bowes in 1999, Ms. Goldberg has held operations and finance positions of increasing responsibility including Director, Investor Relations and, most recently, Director of Pension and Trust Investments.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Jean Jacob, United States	Function at PBIH: Director and Assistant Treasurer

Professional background: Ms. Jacob is Assistant Controller, Corporate Finance of Parent. In this role, she is responsible for ensuring the company delivers timely and accurate external reporting information in compliance with GAAP and SEC regulations. Ms. Jacob has been with Parent for 30 years, during which she served in numerous leadership roles including the Director - Global Accounting Operations, and Assistant Controller - SOX and Accounting Policies.

Clara A. Paschitti, United States	Function at PBIH: Director, Vice President-Operations, Assistant Treasurer and Assistant Secretary

Professional background: Ms. Paschitti is the owner and CEO of Delaware Holdings Services Inc. She joined Delaware Holdings in 1994.

Business Address: 1403 Foulk Road, Suite 200, Wilmington DE 19803

Phone Number: (302) 656-8900

Debbie D. Salce, United States	Function at PBIH: Director, Vice President and Treasurer
Professional background: See information provided for Parent above.
Ann Schaumberger, United States	Function at PBIH: Director, Assistant Treasurer and Assistant Secretary

Professional background: Ms. Schaumberger is an Assistant General Tax Counsel of Parent. In this role, she advises on the tax implications of various business transactions. Before joining Pitney Bowes in 1998, she worked as Tax Counsel for GTE Corporation and prior to that was a tax attorney at the law firm of Debevoise and Plimpton for 7 years.

James A. Shapiro, United States	Function at PBIH: Director and Assistant Secretary

Professional background: James A. Shapiro is Assistant General Counsel for Parent. He currently serves as lead counsel for the Treasury group and the global eCommerce group. He also serves as lead counsel for securities compliance and disclosure matters for the company. He is an Assistant Secretary of Parent and PBIH.

Before joining Parent in 2011, Mr. Shapiro was elected to three terms in the Connecticut House of Representatives, where he was Chairman of the Legislature’s General Law Committee.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Jeffrey K. Simpson, United States	Function at PBIH: Director

Professional background: Mr. Simpson is a Director at the
Wilmington law firm of Gordon, Gournaris & Mammarella. His
practice focuses on the formation, regulation and governance of captive insurance companies. Mr. Simpson is a founder and
director of the Delaware Captive Insurance Association.

Business Address: 1925 Lovering Avenue, Wilmington, DE
19806

Phone Number: (302) 652-2900

Michael Monahan, United States	Function at PBIH: President
Professional background: See information provided for Parent above.

3. Directors and Executive Officers of Purchaser. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser. The current business address of each person is 3001 Summer St., Stamford, CT 06926, and the current business phone number is (203) 356-5000, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Steven J. Green, United States	Function at Purchaser: Director and President
Professional background: See information provided for Parent above.
Barret S. Johnson, United States	Function at Purchaser: Director and Vice President

Professional background: Mr. Johnson is Vice President and Chief Tax Counsel at Parent. In this role he leads the company’s tax department, overseeing all tax planning and compliance matters for Pitney Bowes. Before joining Parent in 2005, Barret held positions of leadership within the tax departments of Omnicom Group and Merrill Lynch.

Debbie D. Salce, United States	Function at Purchaser: Director, Vice President and Treasurer
Professional background: See information provided for Parent above.